Filed pursuant to Rule 424(b)(3)

Registration No. 333-175524

Prospectus

Toyota Motor Corporation

Offer to Exchange Shares of Common Stock of Kanto Auto Works, Ltd. for

Shares of Common Stock of Toyota Motor Corporation

The boards of directors of Toyota Motor Corporation, or Toyota, and Kanto Auto Works, Ltd., or Kanto, have agreed to a share exchange between the two companies under the Companies Act of Japan. On July 13, 2011, Toyota and Kanto entered into a share exchange agreement that sets forth the share exchange ratio and the other terms of the share exchange. In the share exchange, each shareholder of Kanto will receive 0.25 shares of Toyota common stock for each share of Kanto common stock that such shareholder holds.

Based on the number of shares of Kanto common stock issued as of September 30, 2011, Toyota expects to allocate 8,596,549 shares of its common stock in connection with the share exchange. Approximately 7.12% of those shares will be offered to holders of Kanto common stock who are resident in the United States. Shares of Toyota common stock that will be used in the share exchange are currently expected to consist of treasury stock of Toyota.

The share exchange is subject to the approval of the share exchange agreement by the shareholders of Kanto. See “The Share Exchange” for a further discussion of the terms and conditions of the share exchange. Under the current schedule, if the shareholders of Kanto approve the share exchange agreement, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 1, 2012.

This document has been prepared for the holders of Kanto common stock who are resident in the United States to provide them with detailed information of the share exchange and the shares of Toyota common stock to be delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

The extraordinary meeting of shareholders of Kanto, at which holders of Kanto common stock will vote on the share exchange agreement, is currently scheduled to be held on November 24, 2011, at 11:00 a.m., at Yokosuka Bayside Pocket, 27, Honcho 3-chome, Yokosuka-city, Kanagawa 238-0041, Japan. Holders of Kanto common stock of record as of the close of business on September 30, 2011 will be entitled to vote at this meeting. To attend and vote at the extraordinary meeting of shareholders, Kanto shareholders must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials that will be distributed by Kanto.

Shares of Toyota common stock are traded on the Tokyo Stock Exchange, the Nagoya Stock Exchange and three other regional stock exchanges in Japan and on the London Stock Exchange. Toyota’s American Depositary Shares, or ADSs, each representing two shares of Toyota common stock, are listed on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.” On October 20, 2011, the last reported sale price of shares of Toyota common stock on the Tokyo Stock Exchange was ¥2,555 per share, and the last reported sale price of the ADSs on the NYSE was $66.79 per ADS.

You may have dissenters’ rights in connection with the share exchange under Japanese law. See page 33 for a discussion of your dissenters’ rights, if any.

You should consider carefully the risk factors beginning on page 7 of this prospectus.

Kanto is not asking for a proxy and you are not required to send a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 21, 2011.

Appendix A:	English translation of the Share Exchange Agreement
Appendix B:	English translation of the Fairness Opinion Delivered by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Appendix C:	English translation of Selected Articles of the Companies Act of Japan

REFERENCES TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about Toyota and Kanto that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Yuji Maki	Akira Kawana
Accounting Division	Legal Affairs & Property Control Department,
Toyota Motor Corporation	General Administration Division
1 Toyota-cho, Toyota City	Kanto Auto Works, Ltd.
Aichi, 471-8571	1501 Misyuku, Susono
Japan	Shizuoka, 410-1198
Telephone: +81-565-28-2121	Japan
Telephone: +81-55-996-2000

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN NOVEMBER 17, 2011, WHICH IS FIVE BUSINESS DAYS BEFORE YOU MUST MAKE A DECISION REGARDING THE SHARE EXCHANGE.

For additional information about Toyota and Kanto, see “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

As used in this prospectus, references to “Toyota” are to Toyota Motor Corporation, and references to “Kanto” are to Kanto Auto Works, Ltd., in each case on a consolidated basis except where the context otherwise requires. References to the “Toyota group” are to the group of companies centered around Toyota and including Toyota’s subsidiaries and affiliates involved in the development and manufacture of Toyota vehicles. Also, references to the “share exchange” are to the proposed share exchange between Toyota and Kanto.

As used in this prospectus, except where the context otherwise requires, references to the “shareholders’ meeting” of Kanto or to the “meeting” of Kanto shareholders are to the extraordinary meeting of shareholders of Kanto that is scheduled to take place on November 24, 2011, at which Kanto’s shareholders will vote on the share exchange agreement and certain related matters. See “Extraordinary Meeting of Kanto Shareholders” for a more detailed discussion of the shareholders’ meeting of Kanto.

In this prospectus, references to “dollars” and “$” mean U.S. dollars unless otherwise indicated, references to “euro,” “Euro” and “€” mean the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union, and references to “yen” and “¥” mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Unless otherwise specified, the financial information presented in this prospectus and the consolidated financial statements of Toyota, which are included in or incorporated by reference into this prospectus, are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. References to fiscal 2011 are to the fiscal year ended March 31, 2011 and references to other fiscal years have the corresponding meanings.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference contain forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this prospectus and include statements regarding the current intent, belief, targets or expectations of Toyota and Kanto or those of their respective management. In many, but not all cases, words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “predict,” “probability,” “risk,” “should,” “will,” “would,” and similar expressions, are used as they relate to Toyota and Kanto or their respective management, to identify forward-looking statements. These statements reflect the current views of Toyota and Kanto or their respective management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this prospectus, and include, among others:

(i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on the Toyota group’s vehicle production and sales;

(ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which the Toyota group operates;

(iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound;

(iv) changes in funding environment in financial markets;

(v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety, including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings;

(vii) political instability in the markets in which the Toyota group operates;

(viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products;

(ix) any impact on the Toyota group’s ability to maintain and develop its brand image as a result of the Toyota group’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary;

(x) the Toyota group’s reliance on various suppliers for the provision of supplies;

(xi) natural disasters, fuel shortages, interruptions in social infrastructure such as electricity or transportation, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold;

(xii) the parties being unable to complete the proposed share exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and

(xiii) difficulties in realizing the anticipated benefits of the share exchange.

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE

Q.	What are Toyota and Kanto proposing?

A.	Toyota and Kanto are proposing to conduct a statutory share exchange (kabushiki kokan) under the Companies Act of Japan (the “Companies Act”) pursuant to which shareholders of Kanto will become shareholders of Toyota, and Kanto will become a wholly owned subsidiary of Toyota.

Q.	Why are Toyota and Kanto proposing the share exchange?

A.	The boards of directors of Toyota and Kanto have agreed to the share exchange in order to promote Kanto to a more active and substantial role within the Toyota group and to streamline certain decision-making within the Toyota group related to vehicle development and manufacturing. If the share exchange is approved by Kanto’s shareholders, Kanto would become a wholly owned subsidiary of Toyota.

Kanto has contributed to the domestic and global businesses of the Toyota group from the development to production stages of many Toyota vehicles, as well as in the support of overseas operations through the production and supply of parts and components. Following the share exchange, Kanto’s role within the Toyota group will change substantially from a supporting role in the development and manufacturing of Toyota vehicles, to a leading role in the planning, development and manufacturing of compact vehicles. Kanto aims to be more actively involved in a broad range of processes related to Toyota brand compact vehicles, beginning with the initial planning stage. Toyota and Kanto currently expect that Kanto will take on this more active role beginning shortly after the share exchange. In addition, building on its expertise in manufacturing compact vehicles in Japan, Kanto aims to expand its supporting role for overseas production going forward by, in addition to the supply of parts and components, planning and developing in Japan, as appropriate, vehicles featuring region-oriented specifications for overseas production and actively providing a variety of support functions for overseas production, such as preparation for production, including support in implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support related to the production of compact vehicles. Toyota and Kanto have been and intend to continue working closely to develop specific steps to implement these expanded supporting roles for overseas production and expect to determine target timelines after Kanto has taken on the more active role in processes related to Toyota compact vehicles as described above.

The share exchange is expected to enable Kanto to serve an expanded role in the area of compact vehicles and become an important part of executing Toyota’s management strategy for compact vehicles, and enable Toyota to better streamline its business structure and decision-making that would lead to a more optimal structure of Toyota’s overall supply and production systems. As a result, Kanto and Toyota’s alliance would be strengthened and the two companies would work closely together in an increasingly complex and highly competitive business environment, which Toyota and Kanto believe would increase the corporate value of both companies.

In addition, assuming the share exchange is completed, Kanto, which manufactures auto-bodies for compact vehicles in the Tohoku region, and two wholly owned subsidiaries of Toyota based in the Tohoku region, Central Motor Co., Ltd. (“Central Motor”) and Toyota Motor Tohoku Corporation (“Toyota Motor Tohoku”), have agreed to commence discussions to merge their businesses (the “Subsidiary Integration”). Central Motor is a manufacturer of compact vehicles and Toyota Motor Tohoku is a manufacturer of suspension parts and materials as well as electronic unit components, and both are located in Miyagi Prefecture in the Tohoku region. Toyota believes that the Subsidiary Integration is beneficial because the merger of the three subsidiaries that operate in the Tohoku area that focus on compact vehicles enables efficient use of existing production capabilities and allows for the formation of a vehicle manufacturing “hub” in the Tohoku area focused on compact vehicles, including the planning, development and manufacture of compact vehicles and the implementation and development of high-volume production methods. Toyota assigns certain subsidiaries to become “hubs” that specialize in aspects of vehicle planning, development and/or manufacturing. Toyota believes that its hubs allow the Toyota group to focus on and develop expertise in multiple areas simultaneously and to respond more quickly to consumer preferences and market conditions. The Subsidiary Integration is currently targeted to be completed in July 2012. Toyota and Kanto believe that the Subsidiary Integration would further enable Kanto to contribute to the domestic and global businesses of Toyota.

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Toyota believes that Kanto becoming a wholly owned subsidiary through the share exchange and implementing the Subsidiary Integration would be an important step towards realizing some of its key medium-term initiatives under the Toyota Global Vision, including the product strategy of the promotion of localized production of vehicles in the regions where the demand exists in order to meet the unique customer needs of each market, and the supply strategy of the continued efficient utilization of existing production capabilities. If the Subsidiary Integration occurs, Toyota, Kanto, Central Motor and Toyota Motor Tohoku plan to name the new company formed in the Subsidiary Integration Toyota Motor East Japan, Inc. and appoint Mr. Takeshi Shirane, who is currently a Senior Managing Officer of Toyota, as the new company’s president. Toyota will consider going forward additional potential changes in connection with the Subsidiary Integration to the management structure and directors and senior management of Kanto or the merged company, assuming such integration occurs; however, no such additional changes have been decided upon at this time. Assuming the share exchange is completed, Toyota and Kanto do not currently believe that issues that would prevent the Subsidiary Integration will arise because the Subsidiary Integration will be a merger among three wholly owned subsidiaries of Toyota. Nonetheless, the anticipated benefits of the share exchange may not be realized to the fullest extent or they may take longer than expected to be realized, depending on the consummation and successful implementation of the Subsidiary Integration.

Q.	What will Kanto shareholders receive in the share exchange?

A.	Kanto shareholders as of the time immediately preceding the share exchange will receive 0.25 shares of Toyota common stock for each share of Kanto common stock which they hold. Holders of Kanto common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of Toyota common stock for shares of Kanto common stock.

Q.	How did Toyota and Kanto determine the share exchange ratio?

A.	Toyota and Kanto conducted thorough negotiations and discussions on the share exchange ratio, each taking into account the analyses of its respective financial advisors; the financial position, assets and future prospects of each party; and other factors. As a result of these negotiations and discussions concerning the share exchange ratio, on July 13, 2011, the board of directors of Kanto determined that the share exchange ratio was fair to the non-controlling shareholders of Kanto, and Toyota and Kanto agreed upon the share exchange ratio on the same day.

Q.	Does the board of directors of Kanto recommend the share exchange?

A.	Yes. The board of directors of Kanto (except for one member who did not attend the meeting in order to avoid possible conflicts of interest) unanimously recommends that shareholders vote for the share exchange.

Q.	What are the interests of Toyota and directors and executive officers of Kanto in the share exchange?

A.	As of September 30, 2011, Toyota held 50.4% of the outstanding shares of Kanto common stock. Toyota and Kanto have a long standing relationship that began in the late 1940s when Kanto began manufacturing Toyota vehicles, and Kanto has been a consolidated subsidiary of Toyota under U.S. GAAP since 2003. As of September 30, 2011, the directors, executive officers, corporate auditors and their affiliates of Kanto owned approximately 0.20% of the outstanding shares of Kanto common stock. While none of the directors and executive officers of Kanto are currently seconded from Toyota, a number of them have been previously employed by Toyota.

In proposing the share exchange, in order to ensure that the share exchange ratio was determined appropriately and to avoid possible conflicts of interest, Kanto retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as its financial advisor and a third-party valuation institution to provide analyses of the share exchange ratio which were used in negotiating the share exchange ratio. Mitsubishi UFJ Morgan Stanley Securities also delivered a fairness opinion to the effect that the proposed share exchange ratio was fair from a financial point of view to the holders of Kanto shares other than Kanto’s controlling shareholder, subject to certain assumptions and reservations set forth therein. Further, certain of Kanto’s directors and corporate auditors did not participate in the board meeting to approve the share exchange to avoid possible conflicts of interest. Toyota retained Nomura Securities Co., Ltd. (“Nomura”) as its financial advisor and a third-party valuation institution to provide analyses of the share exchange ratio which were used in negotiating the share exchange ratio. See “The Share Exchange” for a more detailed discussion of the process of determining the share exchange.

Toyota and Kanto believe that adequate measures were taken to ensure the fairness and appropriateness of the share exchange. Nonetheless, when you consider the recommendation of the board of directors of Kanto, you should keep in mind that Toyota, as the controlling shareholder, and the directors and executive officers of Kanto may have interests in the share exchange that are in addition to, or different from, the interests of the non-controlling shareholders of Kanto.

Q.	What vote of Kanto’s shareholders is required to approve the share exchange agreement?

A.	The affirmative vote of the holders of at least two-thirds of the voting rights of Kanto present or represented at its extraordinary meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Kanto are present or represented, is required to approve the share exchange agreement. One hundred (100) shares of Kanto common stock constitutes one voting right, or unit.

Q.	How will fractional shares be treated in the share exchange?

A.	Kanto shareholders will not receive any fractional shares of Toyota common stock in the share exchange. Instead, the shares representing the aggregate of all such fractions (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold to Toyota at the market price and the net cash proceeds from the sale will be distributed to the former holders of Kanto shares on a proportionate basis in accordance with their respective fractions.

Q.	What effect will the approval of the share exchange agreement by Kanto’s shareholders at the extraordinary meeting of shareholders have on holders of stock acquisition rights issued by Kanto?

A.	Stock acquisition rights of Kanto that are currently or will become exercisable were issued under the second stock acquisition rights plan in 2007 and the third stock acquisition rights plan in 2008. Kanto issued stock acquisition rights to the then directors, managing officers and employees of Kanto to purchase 467,000 shares of Kanto common stock under the second stock acquisition rights plan and 478,000 shares of Kanto common stock under third stock acquisition rights plan. In accordance with the share exchange agreement which provides that Kanto shall cancel all of its issued stock acquisition rights no later than the time immediately preceding the share exchange, if the share exchange agreement is approved by Kanto’s shareholders, the stock acquisition rights will be redeemed and cancelled by Kanto at the time determined by the board of directors prior to the share exchange. Such redemption will be conducted pursuant to the terms and conditions of the stock acquisition rights, which provide that Kanto may acquire the stock acquisition rights for no consideration upon the shareholder approval of a share exchange agreement that makes Kanto a wholly owned subsidiary at a general shareholders’ meeting.

Q.	How will shareholders with less than one unit of Toyota shares be treated after the share exchange?

A.	The articles of incorporation of Toyota provide that 100 shares of its common stock constitute one unit, which will have one voting right. If the share exchange is approved, 400 shares of Kanto common stock will be exchanged for 100 shares of Toyota common stock, which constitute one unit. Holders of Kanto common stock who hold less than 400 shares will receive less than one unit of Toyota common stock in the share exchange. Holders of less than one unit of shares will be registered in Toyota’s register of shareholders, but shares held by a holder constituting less than one unit will not carry voting rights. A holder of shares constituting less than one unit of Toyota shares may request Toyota to purchase those shares at their market value in accordance with the Companies Act, Toyota’s articles of incorporation and its share handling regulations.

Q.	How do the legal rights of Toyota shares differ from those of Kanto shares?

A.	There are no material differences between the legal rights of shareholders of Toyota common stock and Kanto common stock.

Q.	When is the share exchange expected to be completed?

A.	The share exchange is expected to be completed on January 1, 2012.

Q.	How will trading in Kanto shares be affected in connection with the completion of the share exchange?

A.	Kanto expects that the last day of trading in its shares on the Tokyo Stock Exchange and the Nagoya Stock Exchange will be December 27, 2011, four trading days prior to the effective date of the share exchange, and that its shares will be delisted the following day.

Q.	Can the number of shares of Toyota common stock for which the shares of Kanto common stock are exchanged change between the time of the shareholders’ meeting and when the share exchange is completed?

A.	No. The exchange ratio is fixed, and unless the share exchange agreement is amended, it will not change even if the trading prices of either Toyota common stock or Kanto common stock change between the time of the shareholders’ meeting and when the share exchange is completed, which is currently expected on January 1, 2012. See “Risk Factors” beginning on page 7.

Q.	What is the record date for voting at the extraordinary shareholders’ meeting of Kanto?

A.	Holders of Kanto shares as of September 30, 2011 will be eligible to vote at the extraordinary shareholders’ meeting expected to be held on November 24, 2011.

Q.	How do I vote at the extraordinary shareholders’ meeting of Kanto?

A.	You may exercise voting rights by submitting a mail-in voting card, attending the meeting in person or through attorney-in-fact or through a standing proxy in the case of a non-resident holder. Kanto will distribute materials to shareholders that will enable them to exercise their voting rights. Completed mail-in voting cards must be received by Kanto by 5:20 p.m. (Japan time) one business day prior to the extraordinary shareholders’ meeting.

For shareholders not resident in Japan and who have appointed a standing proxy in Japan, Kanto will distribute the mail-in voting cards and notice of convocation to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders not resident in Japan and who have purchased shares of Kanto through a securities broker located outside of Japan, Kanto will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Kanto shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders not resident in Japan and who have designated a mailing address in Japan, Kanto will send a mail-in voting card and notice of convocation to that mailing address.

Q.	How will shares represented at the extraordinary shareholders’ meeting by mail-in voting cards be treated?

A.

The mail-in voting cards used for the extraordinary shareholders’ meeting of Kanto will describe the proposals to be voted on by shareholders at the meeting, including the approval of the share exchange agreement. The mail-in voting cards will allow each shareholder to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law, Kanto intends to count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals, and count these mail-in voting cards as votes in favor of the share exchange agreement and other related proposals. Any mail-in voting cards will become void if the shareholder who voted by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact.

Q.	May I change my vote after I submit a mail-in voting card?

A.	Yes. To change your vote after submitting a mail-in voting card, you must attend the meeting in person, or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of a non-resident holder, or send another mail-in voting card dated a later date than the previous mail-in voting card if Kanto redistributes mail-in voting cards. By attending the meeting in person, you automatically revoke your mail-in voting card.

Q.	If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A.	Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q.	Do I have dissenters’ appraisal rights in connection with the share exchange?

A.	Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange if you comply with the procedures set forth in the Companies Act and share handling regulations of Kanto. Any Kanto shareholder (i) who notifies Kanto in any form prior to the extraordinary meeting of shareholders of his or her intention to oppose the share exchange, and who votes against the approval of the share exchange agreement at the shareholders’ meeting; or (ii) who is not entitled to vote at such extraordinary meeting of shareholders; and complies with the other relevant procedures set forth in the Companies Act and share handling regulations of Kanto, may demand that Kanto purchase his or her shares of Kanto common stock at the fair value. If you vote against the share exchange by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. Such demand must be made within the period from the day 20 days prior to the effective date of the share exchange to the day immediately preceding the effective date of the share exchange.

The failure of a Kanto shareholder who is entitled to vote at such extraordinary meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the approval of the share exchange agreement at the shareholders’ meeting will in effect constitute a waiver of the shareholder’s right to demand that Kanto purchase his or her shares of Kanto common stock at the fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights. In addition, dissenters’ appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix C.

Q.	What are the Japanese tax consequences of the share exchange to non-resident holders of Kanto shares?

A.	Non-resident holders of shares of Kanto common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Kanto as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences.”

Q.	What are the U.S. federal income tax consequences of the share exchange to U.S. Holders of Kanto shares?

A.	The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Toyota and Kanto have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. As structured, however, the share exchange is expected to qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange. Neither Toyota nor Kanto has obtained or will obtain a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of U.S. counsel that the share exchange will qualify as a reorganization. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Kanto common stock for shares of Toyota common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Toyota common stock and unless Kanto has been a passive foreign investment company (“PFIC”) at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Kanto common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences.”

Q.	Who can I call with questions?

A.	If you have more questions about the share exchange, you should contact:

Yuji Maki

Accounting Division

Toyota Motor Corporation

1 Toyota-cho, Toyota City, Aichi, 471-8571

Japan

Telephone: +81-565-28-2121

Akira Kawana

Legal Affairs & Property Control Department, General Administration Division

Kanto Auto Works, Ltd.

1501 Misyuku, Susono, Shizuoka, 410-1198

Japan

Telephone: +81-55-996-2000

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SUMMARY

This summary highlights selected information from this document. It does not contain all the information that may be important to you. You should carefully read this entire prospectus, documents incorporated by reference and the other documents to which this prospectus refers for a more complete understanding of the share exchange.

The Companies

Toyota

Toyota is one of the leading companies in the worldwide automotive market in terms of vehicle production and sales. Toyota also conducts business in finance and other industries. Toyota sold 7.30 million vehicles worldwide in fiscal 2011 on a consolidated basis. In fiscal 2011, Toyota had net revenues of ¥18,993.6 billion and net income of ¥408.1 billion. In the first quarter ended June 30, 2011, Toyota had net revenues of ¥3,441.0 billion and net income of ¥1.1 billion.

Toyota’s business segments are automotive operations, financial services operations and other operations. Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s other operations include the design and manufacture of prefabricated housing and information technology-related businesses.

Toyota sells its vehicles in approximately 170 countries and regions. The primary markets for Toyota’s automobiles are Japan, North America, Europe and Asia. During fiscal 2011, approximately 26% of Toyota’s automobile unit sales were in Japan, 28% were in North America, 11% were in Europe and 17% were in Asia.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi, 471-8571, Japan, and its telephone number is +81-565-28-2121.

Kanto

Kanto is one of Japan’s leading manufacturers of auto-bodies and a majority-owned subsidiary of Toyota. Kanto mainly manufactures and develops auto-bodies for compact vehicles, including various Toyota vehicles. In addition, Kanto manufactures and distributes automotive products including parts and components, and optional parts such as fenders and grills. In fiscal 2011, Kanto derived more than 90% of its sales from sales to Toyota. Kanto also develops other products, including the Patrafour all-wheel-drive powered wheelchair sold by Nissin Medical Industries and the TETRAS automatic vehicle maintenance lift. In fiscal 2011, Kanto had net revenues of ¥504.1 billion and net loss of ¥(1.9) billion. In the first quarter ended June 30, 2011, Kanto had net revenues of ¥77.2 billion and net loss of ¥(5.2) billion.

Kanto has a major R&D center and two domestic facilities in Japan, as well as a parts manufacturing subsidiary in Brazil, and has contributed to Toyota group’s automotive development, manufacturing and production support. Kanto has seven consolidated subsidiaries that engage in the manufacture of oil products and electric control instruments, maintenance of factory facilities and other operations.

Kanto’s principal executive offices are located at 1501 Misyuku, Susono, Shizuoka, 410-1198, Japan, and its telephone number is +81-55-996-2000.

The Share Exchange

The boards of directors of Toyota and Kanto have agreed to a statutory share exchange (kabushiki kokan) under the Companies Act, pursuant to which shares of Kanto will be exchanged for shares of Toyota, and Kanto will become a wholly owned subsidiary of Toyota. On July 13, 2011, Toyota and Kanto entered into a share exchange agreement setting forth the terms of the share exchange.

As of September 30, 2011, Toyota held 50.4% of the outstanding shares of Kanto common stock. Upon the share exchange, each shareholder of Kanto (excluding Toyota) as of the time immediately preceding the share exchange will receive 0.25 shares of Toyota common stock in exchange for each share of Kanto common stock that such shareholder holds. The resulting number of shares of Toyota common stock to which Kanto shareholders are entitled will be recorded in Toyota’s register of shareholders. The shares representing the aggregate of all fractional shares (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold to Toyota at the market price and the net cash proceeds from the sale will be distributed to the former holders of Kanto shares on a proportionate basis in accordance with their respective fractions.

The share exchange is subject to the approval of the share exchange agreement by the shareholders of Kanto. If the share exchange agreement is approved by the shareholders of Kanto, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 1, 2012. For a further discussion of the termination of the share exchange agreement, see “—Termination of the Share Exchange Agreement.”

The Extraordinary Shareholders’ Meeting of Kanto

To seek shareholders’ approval of the share exchange agreement and certain related matters, the board of directors of Kanto has convened an extraordinary meeting of shareholders. Under Japanese law and the articles of incorporation of Kanto, the notice of an extraordinary meeting of shareholders must be dispatched at least two weeks in advance to all shareholders of record who have voting rights. Kanto will distribute materials to shareholders that will enable them to exercise their voting rights.

The date, time and place of the meeting is expected to be November 24, 2011, at 11:00 a.m. (Japan Time), at Yokosuka Bayside Pocket, 27, Honcho 3-chome, Yokosuka-city, Kanagawa 238-0041, Japan.

Shareholders may exercise voting rights by submitting a mail-in voting card, attending the meeting in person or through attorney-in-fact or through a standing proxy in the case of a non-resident holder. Kanto shareholders who are non-resident of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders not resident in Japan and who have designated a mailing address in Japan, Kanto will send a mail-in voting card and notice of convocation to that mailing address.

The affirmative vote of the holders of at least two-thirds of the voting rights of Kanto present or represented at its extraordinary meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Kanto who are entitled to exercise their voting rights are present or represented, is required to approve the share exchange agreement. One hundred (100) shares of Kanto common stock constitutes one voting right, or unit.

As of September 30, 2011, the directors, executive officers, corporate auditors and their affiliates of Kanto owned approximately 0.20% of the outstanding shares of Kanto common stock. As of September 30, 2011, directors, executive officers, corporate auditors and their affiliates of Toyota owned approximately 0.02% of the outstanding shares of Kanto common stock.

Reasons for the Share Exchange

The boards of directors of Toyota and Kanto have agreed to the share exchange in order to promote Kanto to a more active and substantial role within the Toyota group and to streamline certain decision-making within the Toyota group related to vehicle development and manufacturing. If the share exchange is approved by Kanto’s shareholders, Kanto would become a wholly owned subsidiary of Toyota.

Kanto has contributed to the domestic and global businesses of the Toyota group from the development to production stages of many Toyota vehicles, as well as in the support of overseas operations through the production and supply of parts and components. Following the share exchange, Kanto’s role within the Toyota group will change substantially from a supporting role in the development and manufacturing of Toyota vehicles, to a leading role in the planning, development and manufacturing of compact vehicles. Kanto aims to be more actively involved in a broad range of processes related to Toyota brand compact vehicles, beginning with the initial planning stage. Toyota and Kanto currently expect that Kanto will take on this more active role beginning shortly after the share exchange. In addition, building on its expertise in manufacturing compact vehicles in Japan, Kanto aims to expand its supporting role for overseas production going forward by, in addition to the supply of parts and components, planning and developing in Japan, as appropriate, vehicles featuring region-oriented specifications for overseas production and actively providing a variety of support functions for overseas production, such as preparation for production, including support in implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support related to the production of compact vehicles. Toyota and Kanto have been and intend to continue working closely to develop specific steps to implement these expanded supporting roles for overseas production and expect to determine target timelines after Kanto has taken on the more active role in processes related to Toyota compact vehicles as described above.

The share exchange is expected to enable Kanto to serve an expanded role in the area of compact vehicles and become an important part of executing Toyota’s management strategy for compact vehicles, and enable Toyota to better streamline its business structure and decision-making that would lead to a more optimal structure of Toyota’s overall supply and production systems. See “The Share Exchange—Reasons for the Share Exchange” for a more detailed discussion of the Toyota Global Vision. As a result, Kanto and Toyota’s alliance would be strengthened and the two companies would work closely together in an increasingly complex and highly competitive business environment, which Toyota and Kanto believe would increase the corporate value of both companies.

In addition, assuming the share exchange is completed, Kanto and two wholly owned subsidiaries of Toyota based in the Tohoku region, Central Motor and Toyota Motor Tohoku, have agreed to commence discussions to enter into the Subsidiary Integration. Toyota believes that the Subsidiary Integration is beneficial because the merger of the three subsidiaries that operate in the Tohoku area that focus on compact vehicles enables efficient use of existing production capabilities and allows for the formation of a vehicle manufacturing “hub” in the Tohoku area focused on compact vehicles, including the planning, development and manufacture of compact vehicles and the implementation and development of high-volume production methods. Toyota assigns certain subsidiaries to become “hubs” that specialize in aspects of vehicle planning, development and/or manufacturing. Toyota believes that its hubs allow the Toyota group to focus on and develop expertise in multiple areas simultaneously and to respond more quickly to consumer preferences and market conditions. The Subsidiary Integration is currently targeted to be completed in July 2012. Toyota and Kanto believe that the Subsidiary Integration would further enable Kanto to contribute to the domestic and global businesses of Toyota.

Toyota believes that Kanto becoming a wholly owned subsidiary through the share exchange and implementing the Subsidiary Integration would be an important step towards realizing some of its key medium-term initiatives under the Toyota Global Vision, including the product strategy of the promotion of localized production of vehicles in the regions where the demand exists in order to meet the unique customer needs of each market, and the supply strategy of the continued efficient utilization of existing production capabilities. If the Subsidiary Integration occurs, Toyota, Kanto, Central Motor and Toyota Motor Tohoku plan to name the new company formed in the Subsidiary Integration Toyota Motor East Japan, Inc. and appoint Mr. Takeshi Shirane, who is currently a Senior Managing Officer of Toyota, as the new company’s president. Toyota will consider going forward additional potential changes in connection with the Subsidiary Integration to the management structure and directors and senior management of Kanto or the merged company, assuming such integration occurs; however, no such additional changes have been decided upon at this time. Assuming the share exchange is completed, Toyota and Kanto do not currently believe that issues that would prevent the Subsidiary Integration will arise because the Subsidiary Integration will be a merger among three wholly owned subsidiaries of Toyota. Nonetheless, the anticipated benefits of the share exchange may not be realized to the fullest extent or they may take longer than expected to be realized, depending on the consummation and successful implementation of the Subsidiary Integration.

No Solicitation of Proxies, Consents or Authorizations

Kanto’s management is not soliciting proxies, consents or authorizations with respect to the share exchange prior to the extraordinary meeting of shareholders.

Termination of the Share Exchange Agreement

The share exchange agreement shall cease to have effect if, among other things, (i) the share exchange agreement is not approved at a shareholders’ meeting of Kanto, (ii) any of the approvals from the relevant regulatory authorities are not obtained or (iii) due to an act of god or other events, a material change occurs or a material impediment arises in the implementation of the share exchange and the share exchange agreement is terminated by Toyota and Kanto, upon their mutual consultation. See “The Share Exchange—Material Terms of the Share Exchange” for a more detailed discussion of the terms of the share exchange.

Under the Companies Act, the share exchange is not subject to approval at a shareholders’ meeting of Toyota, except under limited circumstances.

Toyota and Kanto currently do not expect any regulatory requirements, other than the U.S. federal securities laws, that must be complied with or approvals that must be obtained in connection with the share exchange.

Dissenters’ Appraisal Rights

Under Japanese law, you may have dissenters’ appraisal rights in connection with the share exchange. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights.

Material Tax Consequences

Japanese Taxation

Non-resident holders of shares of Kanto common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Kanto as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences.”

U.S. Federal Income Tax Consequences

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Toyota and Kanto have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. As structured, however, the share exchange is expected to qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code, but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange. Neither Toyota nor Kanto has obtained or will obtain a ruling from the IRS or an opinion of U.S. counsel that the share exchange will qualify as a reorganization. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Kanto common stock for shares of Toyota common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Toyota common stock and unless Kanto has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Kanto common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences.”

Accounting Treatment of the Share Exchange

The share exchange will be accounted for by Toyota as an equity transaction in accordance with U.S. GAAP. See “The Share Exchange—Accounting Treatment.”

Risk Factors

In determining whether to vote to approve the share exchange, you should consider carefully the risk factors beginning on page 7 of this prospectus.

Market Price Information

The shares of Toyota common stock are listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and three other regional stock exchanges in Japan and on the London Stock Exchange. Toyota’s ADSs, each representing two Toyota shares, are listed on the NYSE under the ticker symbol “TM.” The shares of Kanto common stock are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange. The following table sets forth the closing prices of Toyota common stock and Kanto common stock on July 12, 2011, the last full trading day prior to the public announcement date on which the two companies announced the share exchange, and October 20, 2011, the last practicable trading day prior to the distribution of this prospectus. The table also sets forth the implied equivalent value of Kanto common stock on these dates, as determined by multiplying the applicable closing price of Toyota common stock by the exchange ratio of 0.25 Toyota shares per Kanto share. Toyota urges you to obtain current market quotations for each of the two companies’ common stock.

	Toyota Common Stock	Kanto Common Stock
	Historical	Historical	Equivalent
July 12, 2011	¥3,355	¥777	¥839
October 20, 2011	¥2,555	¥632	¥639

Planned Corporate Ownership Structure

The diagram below shows the corporate ownership structure of Toyota and Kanto before and after the share exchange.

RISK FACTORS

Prior to making a decision on the share exchange, you should carefully consider the risks described below and the risk factors included in Toyota’s annual report on Form 20-F for the year ended March 31, 2011, along with other information presented, or incorporated by reference, in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and the risk factors included in Toyota’s annual report on Form 20-F for the year ended March 31, 2011, incorporated herein by reference. See “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Relating to the Share Exchange

The exchange ratio for the share exchange is fixed and will not be adjusted to reflect changes in the market values of Toyota and Kanto common stock. As a result, the value of Toyota common stock you receive in the share exchange may be less than the value of your shares when you vote on the share exchange

Upon the effectiveness of the share exchange, currently expected on January 1, 2012, each share of Kanto common stock will be exchanged for 0.25 shares of Toyota common stock. The ratio at which Kanto common stock will be exchanged for Toyota common stock is fixed, and will not be adjusted for changes in the market prices of either company’s common stock. Therefore, even if the relative market values of Toyota common stock and Kanto common stock change, there will be no change in the number of shares of Toyota common stock which shareholders of Kanto will receive in the share exchange.

Any change in the prices of either company’s common stock occurring prior to the effective date of the share exchange will affect the value that holders of Kanto common stock receive in the share exchange. The value of Toyota common stock to be received in the share exchange may be higher or lower than the indicative value as of the date of this prospectus and/or as of the date of the extraordinary meeting of Kanto shareholders, depending on the prevailing market prices of Toyota common stock and Kanto common stock.

The share prices of Toyota common stock and Kanto common stock are subject to the general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of Toyota and Kanto, including actual changes in, or investor perception of, Toyota’s and Kanto’s businesses, operations and prospects. Regulatory developments, as well as current or potential legal proceedings, and changes in general market and economic conditions may also affect the stock price of Toyota or Kanto.

You should obtain and review recent market quotations for Toyota common stock and Kanto common stock before voting on the share exchange agreement. There can be no assurances as to the future market prices of Toyota common stock and Kanto common stock before the effectiveness of the share exchange, nor of the market price of Toyota common stock at any time after the effectiveness of the share exchange.

Significant expenses have been and are being incurred in the course of the share exchange

Significant transaction-related expenses have been and are being incurred related to the share exchange in making Kanto a wholly owned subsidiary of Toyota, which are estimated to be approximately ¥390 million. These transaction-related expenses include financial advisory, legal fees and expenses, filing fees, printing expenses and other related charges. In addition, there may be significant costs in compensating dissenting shareholders who exercise their appraisal rights. While currently not estimable, additional significant costs may also be incurred in connection with the subsequently planned merger among Kanto, Central Motor and Toyota Motor Tohoku, currently aimed to be completed in July 2012. Even if the share exchange is completed, there is no guarantee that such merger of Kanto, Central Motor and Toyota Motor Tohoku will occur. See “The Share Exchange” for a more detailed discussion of the share exchange and the planned merger.

Making Kanto a wholly owned subsidiary may not produce the benefits anticipated by Toyota

The anticipated benefits of making Kanto a wholly owned subsidiary of Toyota through the share exchange include promoting Kanto to a more active and substantial role within the Toyota group and enabling Toyota to streamline its business structure and decision-making related to vehicle development and manufacturing. The share exchange is currently expected to become effective on January 1, 2012, subject to approval at the extraordinary meeting of shareholders of Kanto. Following the share exchange, Kanto is expected to serve a leading role in the planning, development and manufacturing of compact vehicles. Kanto is also expected to serve an expanded supporting role for the overseas production of Toyota’s compact vehicles. If obstacles or unanticipated problems arise in the process of executing the objectives of the share exchange, including delays in the transfer of product planning functions from Toyota to Kanto, a significant decrease in domestic or global demand for automobiles, shortage of supplies of parts and components or the occurrence of natural or man-made disasters, the benefits of the share exchange may not be realized in the expected time period or at all.

In addition, assuming the share exchange is completed, Kanto, Central Motor and Toyota Motor Tohoku have agreed to commence discussions to enter into the Subsidiary Integration. The Subsidiary Integration is currently targeted to be completed in July 2012, assuming the share exchange of Kanto is completed. Toyota believes that Kanto becoming a wholly owned subsidiary through the share exchange and implementing the Subsidiary Integration would be an important step towards realizing some of the key medium-term initiatives related to product and supply under the Toyota Global Vision. See “The Share Exchange—Reasons for the Share Exchange” for a more detailed discussion of the Toyota Global Vision. However, there is no guarantee that the Subsidiary Integration will occur in the time period contemplated or at all. Even if the Subsidiary Integration occurs, there is no guarantee that the merger would be successful. If the share exchange cannot be successfully implemented, or if the Subsidiary Integration is not consummated in the expected time period or at all, then Toyota may not be able to fully realize, or it may take longer than expected to realize, the anticipated benefits of the share exchange.

Risks Relating to Owning Toyota Common Stock or ADSs

Investors holding less than a unit of shares will have limited rights as shareholders

Pursuant to the Companies Act and other related legislation, Toyota’s articles of incorporation provide that 100 shares of common stock constitute one unit. If the share exchange is approved, 400 shares of Kanto common stock will be exchanged for 100 shares of Toyota common stock, which constitute one unit. The Companies Act imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine Toyota’s accounting books and records. The transferability of shares of Toyota common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of Toyota shares, see “Memorandum and Articles of Association—Japanese Unit Share System” of Toyota’s annual report on Form 20-F for the year ended March 31, 2011 incorporated herein by reference.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, Japanese stock exchanges set daily upward and downward price range limitations for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside the limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Toyota’s corporate affairs are governed in accordance with its articles of incorporation, regulations of board of directors, share handling regulations and the Companies Act. Legal principles relating to Toyota’s corporate affairs, including legality of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from, or less clearly defined than, those that would apply if Toyota were incorporated in another jurisdiction. For example, under the Companies Act and Toyota’s articles of incorporation, only holders of 3% or more of the total voting rights or total issued shares (excluding treasury stock) are entitled to examine Toyota’s accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries.

It may not be possible for investors to effect service of process within the United States upon Toyota or its directors, executive officers or corporate auditors, or to enforce against Toyota or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

Toyota is a joint-stock corporation with limited liability incorporated under the laws of Japan. Almost all of Toyota’s directors and corporate auditors reside in Japan. Many of Toyota’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon Toyota or these persons or to enforce against it or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Toyota believes that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

If you become a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends, bringing derivative actions, examining Toyota’s accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends collected from Toyota. However, if you become an ADS holder, in such capacity, you will not be able to bring a derivative action, examine Toyota’s accounting books and records, or exercise appraisal rights except through the depositary.

There are restrictions on the withdrawal of shares from Toyota’s depositary receipt facility

Toyota’s articles of incorporation provide that 100 shares constitute one unit. Under Toyota’s ADS program, each ADS represents the right to receive two shares. As a result of the unit share system, American Depositary Receipt (“ADR”) holders will only be permitted to surrender ADRs and withdraw underlying shares constituting whole units. If a holder surrenders an ADR representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, while holders of common stock whose shares constitute less than one whole unit may require Toyota to purchase such shares under its articles of incorporation, those ADR holders will be unable to require Toyota to purchase their underlying shares to the extent those shares constitute less than one whole unit.

SELECTED FINANCIAL DATA OF TOYOTA

Selected consolidated statement of income data for the fiscal years ended March 31, 2007 and 2008 and selected consolidated balance sheet data as of March 31, 2007, 2008 and 2009 set forth below have been derived from our audited consolidated financial statements not included in this prospectus. Selected consolidated statement of income data for the fiscal years ended March 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of March 31, 2010 and 2011 set forth below have been derived from our audited consolidated financial statements incorporated by reference in this prospectus.

Data set forth below are derived from Toyota’s consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data set forth below in conjunction with Toyota’s consolidated financial statements and related notes and other financial data included, or incorporated by reference, in this prospectus. The following data are qualified in their entirety by reference to all of that information.

	Year Ended March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥21,928,006	¥24,177,306	¥18,564,723	¥17,197,428	¥17,337,320	$208,507
Operating income (loss)	2,038,828	2,171,905	(394,876)	(86,370)	85,973	1,034
Financial Services:
Revenues	1,300,548	1,498,354	1,377,548	1,245,407	1,192,205	14,338
Operating income (loss)	158,495	86,494	(71,947)	246,927	358,280	4,309
All Other:
Revenues	1,323,731	1,346,955	1,184,947	947,615	972,252	11,693
Operating income (loss)	39,679	33,080	9,913	(8,860)	35,242	424
Elimination of intersegment:
Revenues	(604,194)	(733,375)	(597,648)	(439,477)	(508,089)	(6,111)
Operating income (loss)	1,681	(21,104)	(4,101)	(4,181)	(11,216)	(135)
Total Company:
Revenues	23,948,091	26,289,240	20,529,570	18,950,973	18,993,688	228,427
Operating income (loss)	2,238,683	2,270,375	(461,011)	147,516	468,279	5,632
Income (loss) before income taxes and equity in earnings of affiliated companies	2,382,516	2,437,222	(560,381)	291,468	563,290	6,774
Net income (loss) attributable to Toyota Motor Corporation	1,644,032	1,717,879	(436,937)	209,456	408,183	4,909
Net income (loss) attributable to Toyota Motor Corporation per share:
Basic	512.09	540.65	(139.13)	66.79	130.17	1.57
Diluted	511.80	540.44	(139.13)	66.79	130.16	1.57
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, basic (in thousands)	3,210,423	3,177,445	3,140,417	3,135,986	3,135,881	—
Shares used in computing net income (loss) attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,212,235	3,178,662	3,140,417	3,135,998	3,135,915	—

	Year Ended March 31,
	2007	2008	2009	2010	2011	2011
	(in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥32,574,779	¥32,458,320	¥29,062,037	¥30,349,287	¥29,818,166	$358,607
Short-term debt, including current portion of long-term debt	5,865,507	6,228,152	6,317,184	5,497,997	5,951,836	71,579
Long-term debt, less current portion	6,263,585	5,981,931	6,301,469	7,015,409	6,449,220	77,561
Toyota Motor Corporation shareholders’ equity	11,836,092	11,869,527	10,061,207	10,359,723	10,332,371	124,262
Common stock	397,050	397,050	397,050	397,050	397,050	4,775
Other Data:
Dividends per share	¥120.0	¥140.0	¥100.0	¥45.0	¥50.0	$0.60
Number of vehicles sold
Japan	2,273,152	2,188,389	1,944,823	2,162,418	1,913,117	—
North America	2,942,661	2,958,314	2,212,254	2,097,374	2,031,249	—
Europe	1,223,628	1,283,793	1,061,954	858,390	795,534	—
Asia	789,637	956,509	904,892	979,651	1,255,016	—
Other*	1,295,581	1,526,934	1,443,433	1,139,329	1,313,123	—

Worldwide total	8,524,659	8,913,939	7,567,356	7,237,162	7,308,039	—

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

MARKET PRICE AND DIVIDEND INFORMATION

The shares of Toyota common stock are listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and three other regional stock exchanges in Japan and on the London Stock Exchange. Toyota’s ADSs, each representing two Toyota shares, are listed on the NYSE under the ticker symbol “TM.”

The shares of Kanto common stock are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low prices per share of Toyota common stock on the Tokyo Stock Exchange and ADSs on the NYSE:

	Tokyo Stock Exchange		New York Stock Exchange
	Price per Share		Price per ADS
Fiscal Year Ended March 31,	High	Low	High	Low
2007	¥8,350	¥5,430	$138.00	$94.52
2008	7,850	4,830	128.12	96.91
2009	5,670	2,650	106.74	57.68
2010	4,200	3,270	91.78	67.90
2011	3,955	2,800	93.90	67.56

Financial Quarter Ended:
December 31, 2009	3,890	3,300	85.06	75.07
March 31, 2010	4,200	3,270	91.78	71.55
June 30, 2010	3,830	3,030	81.65	68.05
September 30, 2010	3,280	2,806	74.67	67.56
December 31, 2010	3,340	2,800	79.81	69.33
March 31, 2011	3,955	2,830	93.90	77.36
June 30, 2011	3,425	3,095	84.00	75.85
September 30, 2011	3,480	2,562	85.49	66.34

Month Ended:
April 30, 2011	3,380	3,095	81.00	75.85
May 31, 2011	3,425	3,165	84.00	78.62
June 30, 2011	3,420	3,155	82.85	79.03
July 31, 2011	3,480	3,145	85.49	81.03
August 31, 2011	3,220	2,696	82.57	70.46
September 30, 2011	2,780	2,562	72.17	66.34

On October 20, 2011, the last reported sale price of Toyota shares on the Tokyo Stock Exchange was ¥2,555 per share.

The following table sets forth, for the periods indicated, the reported high and low prices per share of Kanto common stock on the Tokyo Stock Exchange:

	Tokyo Stock Exchange
	Price per Share
Fiscal Year Ended March 31,	High	Low
2007	¥1,790	¥1,300
2008	1,850	1,110
2009	1,483	745
2010	1,200	635
2011	806	432

Financial Quarter Ended:
December 31, 2009	922	695
March 31, 2010	891	635
June 30, 2010	806	653
September 30, 2010	681	542
December 31, 2010	719	476
March 31, 2011	803	432
June 30, 2011	736	503
September 30, 2011	834	633

Month Ended:
April 30, 2011	590	503
May 31, 2011	550	506
June 30, 2011	736	520
July 31, 2011	834	721
August 31, 2011	797	665
September 30, 2011	689	633

On October 20, 2011, the last reported sale price of Kanto shares on the Tokyo Stock Exchange was ¥632 per share.

The following table sets forth the closing prices of Toyota common stock and Kanto common stock on July 12, 2011, the last full trading day prior to the public announcement date on which the two companies announced the share exchange, and October 20, 2011, the last practicable trading day prior to the distribution of this prospectus. The table also sets forth the implied equivalent value of Kanto common stock on these dates, as determined by multiplying the applicable closing price of Toyota common stock by the exchange ratio of 0.25 Toyota shares per Kanto share. Toyota urges you to obtain current market quotations for each of the two companies’ common stock.

	Toyota Common Stock	Kanto Common Stock
	Historical	Historical	Equivalent
July 12, 2011	¥3,355	¥777	¥839
October 20, 2011	¥2,555	¥632	¥639

The following table sets forth the dividends per share paid on Toyota and Kanto common stock for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Toyota		Kanto
Period Ended	Yen	Dollars	Yen	Dollars
September 30, 2006	¥50.0	$0.42	¥13.00	$0.11
March 31, 2007	70.0	0.59	16.00	0.14
September 30, 2007	65.0	0.65	16.00	0.14
March 31, 2008	75.0	0.75	19.00	0.19
September 30, 2008	65.0	0.61	16.00	0.15
March 31, 2009	35.0	0.35	4.00	0.04
September 30, 2009	20.0	0.22	4.00	0.04
March 31, 2010	25.0	0.26	6.00	0.06
September 30, 2010	20.0	0.24	6.00	0.07
March 31, 2011	30.0	0.36	6.00	0.07

EXCHANGE RATES

The following table sets forth information regarding the noon buying rates for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00 during the periods shown. On October 14, 2011, the noon buying rate was ¥77.36 = $1.00. The average exchange rate for the periods shown is the average of the month-end rates during the period.

Fiscal Year Ended or Ending March 31,	At End of Period	Average (of month-end rates)	High	Low
	(¥ per $1.00)
2007	117.56	116.55	121.81	110.07
2008	99.85	113.61	124.09	96.88
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.68	78.74
2012 (through October 14, 2011)	77.36	79.80	85.26	76.30

Month Ended	High	Low
	(¥ per $1.00)
April 30, 2011	85.26	81.31
May 31, 2011	82.12	80.12
June 30, 2011	80.98	79.87
July 31, 2011	81.26	77.18
August 31, 2011	79.01	76.41
September 30, 2011	77.48	76.30

EXTRAORDINARY MEETING OF KANTO SHAREHOLDERS

General

Kanto is distributing mail-in voting cards to its shareholders who are entitled to exercise their voting rights (or their standing proxies in Japan, as appropriate) for use at the Kanto extraordinary meeting of shareholders, expected to be held on November 24, 2011, at 11:00 a.m. (Japan Time), at Yokosuka Bayside Pocket, 27, Honcho 3-chome, Yokosuka-city, Kanagawa 238-0041, Japan. Kanto is distributing the mail-in voting cards, together with the notice of convocation of the meeting and reference documents concerning the shareholders’ meeting, by mail to its shareholders who have voting rights as of the record date.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly through their securities broker. For shareholders not resident in Japan and who have appointed a standing proxy in Japan, Kanto will distribute the mail-in voting cards and notice of convocation to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. Such shareholders are encouraged to contact their standing proxy in Japan to confirm the applicable voting procedure. For shareholders not resident in Japan and who have purchased shares of Kanto through a securities broker located outside of Japan, such shareholders are encouraged to ask their broker to obtain the voting and reference materials from the broker’s standing proxy in Japan. For shareholders not resident in Japan and who have designated a mailing address in Japan, Kanto will send a mail-in voting card and notice of convocation to that mailing address.

At the extraordinary shareholders’ meeting of Kanto, the approval of the share exchange agreement will be considered and voted upon by the shareholders of Kanto.

Voting

Voting Rights

Kanto currently uses the unit share system, where one unit consists of 100 shares of common stock of Kanto. Kanto’s shareholders may vote at the Kanto extraordinary meeting only if they are registered as a holder of one unit or more shares of Kanto common stock in Kanto’s register of shareholders on the record date. Each unit of shares of Kanto common stock outstanding on the Kanto record date is entitled to one vote on each matter properly submitted at the extraordinary shareholders’ meeting of Kanto. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary meeting of shareholders:

•	treasury shares held by Kanto;

•	shares held by entities in which Kanto (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more units after the record date.

Record Date

The close of business on September 30, 2011 has been fixed by the resolution of the board of directors to be the Kanto record date for the determination of the holders of Kanto common stock entitled to exercise the shareholders’ rights at the Kanto extraordinary meeting.

How to Vote; Use of Mail-in Voting Cards

Shareholders who are entitled to exercise voting rights at the Kanto extraordinary meeting of shareholders may exercise their voting rights by attending the meeting in person or by having another shareholder who has voting rights attend the meeting as their attorney-in-fact or by returning the mail-in voting cards that will be mailed to those shareholders or, in case of non-resident shareholders who have appointed a standing proxy, through their standing proxy in Japan.

Holders of Kanto common stock entitled to vote at the extraordinary shareholders’ meeting of Kanto may vote their shares by returning a mail-in voting card, using the form in Japanese which Kanto is distributing together with the notice of convocation of such meeting by mail to those holders. Mail-in voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the share exchange agreement. Completed mail-in voting cards must be received by Kanto by 5:20 p.m. (Japan time) one business day prior to the shareholders’ meeting.

In accordance with applicable Japanese law, Kanto intends to:

•	count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals; and

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards.

Vote Required

Approval of the share exchange agreement requires the affirmative vote of two-thirds of votes of Kanto present or represented at the extraordinary meeting of shareholders of Kanto, at which shareholders holding one-third of the total voting rights of the shareholders who are entitled to exercise their voting rights are present or represented.

As of September 30, 2011, the directors, executive officers, corporate auditors and their affiliates of Kanto owned approximately 0.20% of the outstanding shares of Kanto common stock. As of September 30, 2011, directors, executive officers, corporate auditors and their affiliates of Toyota owned approximately 0.02% of the outstanding shares of Kanto common stock.

Revocation

Any person who submits a mail-in voting card by mail may revoke it any time before it is voted:

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to Kanto if Kanto redistributes mail-in voting cards; or

•

by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of a non-resident holder, at the extraordinary meeting of shareholders of Kanto.

Kanto shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the share exchange, including the material provisions of the share exchange agreement. The full text of an English translation of the share exchange agreement, the original of which is written in Japanese, is incorporated herein by reference in its entirety and is included in this prospectus as Appendix A.

General

The boards of directors of Toyota and Kanto have agreed to the share exchange, to be approved by Kanto’s shareholders at the shareholders’ meeting of Kanto. Pursuant to the share exchange, each shareholder of Kanto will receive 0.25 shares of Toyota common stock for each share of Kanto common stock that such shareholder holds. If the share exchange agreement is approved by the shareholders of Kanto, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 1, 2012. For a further discussion of the termination of the share exchange agreement, see “Summary—Termination of the Share Exchange Agreement” and “—Material Terms of the Share Exchange Agreement.”

Background to the Share Exchange

Kanto was established in the name of Kaiyukai Co., Ltd. in 1942 and renamed Kanto Electric Motor Works, Ltd. in 1946 and subsequently Kanto Auto Works, Ltd. in 1950. Kanto began manufacturing Toyota vehicles in 1949 and has since developed and manufactured numerous Toyota vehicles, primarily compact vehicles. Toyota made an initial investment in Kanto in 1954. The business partnership between Kanto and Toyota strengthened over time, and Kanto became a consolidated subsidiary of Toyota in 2003 under U.S. GAAP when Toyota acquired 50.46% of the issued shares of Kanto. The portion of Toyota’s net revenues attributable to Kanto was 2.7% in fiscal 2011, and 2.2% for the first quarter ended June 30, 2011. Net income of Toyota was ¥408.1 billion and ¥1.1 billion and net loss of Kanto was ¥(1.9) billion and ¥(5.2) billion for fiscal 2011 and for the first quarter ended June 30, 2011, respectively.

Kanto established plants in Higashi Fuji and Iwate in Japan in 1967 and 1993, respectively, and a parts manufacturing subsidiary in Brazil in 2006. Kanto has contributed to the domestic and global businesses of the Toyota group from the development to production stages of many Toyota vehicles as well as in the support of overseas operations through the production and supply of parts and components.

In promoting a sustainable growth strategy, establishing a production system capable of providing an optimal supply of products in the global market has become increasingly integral to Toyota’s strategy. While Toyota’s financial results in fiscal 2010 greatly improved primarily as a result of various cost reduction efforts, compared to fiscal 2009 when the global financial crisis led to a rapid downturn in the economy, a trend toward decreased demand in developed countries, including Japan, and the appreciation of the Japanese yen against other currencies continued to present challenges. During this time, Toyota came to the view that it can maximize overall group performance and corporate value through optimally structuring its supply and production systems and investing in strategic areas such as next-generation eco-cars and emerging countries.

On May 11, 2010, Toyota announced a global production restructuring plan, intended to create an optimal global supply system as part of its sustainable growth strategy. As part of this plan, Toyota announced that it will increase its local production capacities to meet a wide range of growing customer demand in a timely manner in emerging countries such as China and India. On the other hand, in developed countries with mature markets, Toyota will reevaluate production models to respond to changes in market demand and to establish a flexible and efficient production system that can withstand currency fluctuations. Toyota announced that in Japan, the country most affected by changes in Toyota’s business environment, Toyota will conduct a broad review of its current production models. Toyota would aim to specifically focus in Japan on vehicle models that involve the development of new technology, new concepts and the introduction of new manufacturing methods, while producing high-volume vehicles mainly in regions where there is demand. Toyota also announced that it would further work towards establishing a flexible and efficient production system that aims to achieve steady production levels and produce a variety of vehicles efficiently in response to changing demand by using common platforms and production lines and adjusting factory and line utilization.

In June 2010, following the plan announced on May 11, 2010, Toyota requested each domestic body manufacturer in the Toyota group, including Kanto, to begin a review and examination of the direction of their projected future businesses.

On November 9, 2010, the president of Toyota, Mr. Akio Toyoda, held an internal meeting with the executive vice presidents of Toyota, in which they discussed possible restructuring of group operations and related changes to the group capital structure based on the results of each such domestic body manufacturer’s review. The participants at the meeting concluded that Toyota would further review and deliberate with each domestic body manufacturer.

On November 16, 2010, the executive vice president of Toyota, Mr. Atsushi Niimi, visited the president of Kanto, Mr. Tetsuo Hattori, at Kanto’s office and held a meeting in which they discussed a possible restructuring of the business operations between Toyota and Kanto and related changes to Kanto’s capital structure. They agreed to examine a possible restructuring and meet again by the end of March 2011 upon completion of each company’s examination.

On March 9, 2011, Toyota unveiled the “Toyota Global Vision” corporate outline for the future and announced that it will work to achieve sustained growth through the realization of the ideals set forth in the Vision. Key medium-term initiatives of the Vision include the product strategy of the promotion of localized production of vehicles in the regions where the demand exists in order to meet the unique customer needs of each market, and the supply strategy of the continued efficient utilization of existing production capabilities. For a more detailed discussion of the Toyota Global Vision and how Kanto’s new role is expected to further the achievement of the Vision, see “—Reasons for the Share Exchange.”

Although the effects of the Great East Japan Earthquake on March 11, 2011 interrupted the review of the possible restructuring of group operations, on April 11, 2011, the president of Toyota, Mr. Akio Toyoda, gave instructions internally to expedite the review of possible restructuring, particularly related to businesses in the Tohoku area.

On April 12, 2011, the president of Toyota, Mr. Akio Toyoda, requested the president of Kanto, Mr. Tetsuo Hattori, to resume the examination of the business and capital restructuring that was temporarily interrupted following the Great East Japan Earthquake. Mr. Hattori agreed to resume the examination. Around this time, Toyota determined that a share exchange would be an effective transaction structure by which to make Kanto a wholly owned subsidiary, as a share exchange can be conducted speedily and would allow an effective use of its treasury stock.

On April 13, 2011, Toyota retained Nomura as its financial advisor and as a third-party valuation institution independent from Toyota.

On April 15, 2011, Toyota also retained TMI Associates as its Japanese legal counsel.

On April 19, 2011, Toyota also retained Shearman & Sterling LLP as its U.S. legal counsel.

On May 13, 2011, Kanto retained Mitsubishi UFJ Morgan Stanley Securities as its financial advisor and as a third-party valuation institution independent from Kanto. On the same date, the working groups of Toyota and Kanto held a kickoff meeting regarding the share exchange.

Between early May 2011 and early July 2011, Toyota conducted its legal and financial due diligence of the share exchange with Kanto, with the assistance of its external Japanese legal counsel.

On May 27, 2011, Kanto retained Nagashima Ohno & Tsunematsu as its legal counsel. On the same date, members of the working groups of Toyota and Kanto discussed the status of the share exchange negotiations and due diligence.

Between early June 2011 and early July 2011, Kanto conducted its legal due diligence of the share exchange with Toyota, with the assistance of its external legal counsel.

On June 29, 2011, the working groups of Toyota and Kanto met to discuss the share exchange ratio. Each of the working groups proposed a share exchange ratio. Toyota proposed a share exchange ratio of 0.20 share of Toyota common stock for each share of Kanto common stock. Kanto proposed a share exchange ratio of at least 0.30 share of Toyota common stock for each share of Kanto common stock. At the conclusion of the meeting, Toyota and Kanto agreed to further discuss the share exchange ratio. Between June 29, 2011 and July 10, 2011, the working groups of Toyota and Kanto negotiated the share exchange ratio.

On July 13, 2011, a meeting of the board of directors of Toyota was held to consider the share exchange. The share exchange was the only transaction structure that was discussed by the board of directors of Toyota to make Kanto a wholly owned subsidiary of Toyota. The board of directors of Toyota conducted a comprehensive review of various factors relating to the share exchange, including the business, operations, earnings and future prospects of Kanto, and the share exchange ratio and the results of the analyses of the share exchange ratio prepared by Nomura, in order to reach a resolution. After review and discussions of the terms of the share exchange agreement, the board of directors of Toyota resolved to enter into the share exchange agreement and to make Kanto a wholly owned subsidiary of Toyota, subject to approval at the extraordinary meeting of shareholders of Kanto.

On July 13, 2011, a meeting of the board of directors of Kanto was held to consider the share exchange. The share exchange was the only transaction structure that was discussed by the board of directors of Kanto in order to become a wholly owned subsidiary of Toyota. The board of directors of Kanto conducted a comprehensive review of various factors relating to the share exchange, including the business, operations, financial condition, earnings and future prospects of both Kanto and Toyota, the results of analyses of the share exchange ratio prepared by Mitsubishi UFJ Morgan Stanley Securities, the fairness opinion of Mitsubishi UFJ Morgan Stanley Securities, and the conclusion of the outside corporate auditors who did not have conflicts of interest that they had no objections to Kanto’s execution of the share exchange agreement. After review and discussions of the terms of the share exchange, the board of directors of Kanto resolved to approve the share exchange agreement and to become a wholly owned subsidiary of Toyota, subject to approval at the extraordinary meeting of shareholders of Kanto.

On the same date, Kanto, Central Motor and Toyota Motor Tohoku mutually agreed to begin discussions about merging the businesses of the three companies aimed to be completed on or around July 2012. See “—Reasons for the Share Exchange” for a more detailed discussion of the planned merger.

On July 13, 2011, Toyota and Kanto executed the share exchange agreement and announced the details of the share exchange, including the share exchange ratio. If the share exchange agreement is approved by the shareholders of Kanto, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 1, 2012. For a further discussion of the termination of the share exchange agreement, see “Summary—Termination of the Share Exchange Agreement” and “—Material Terms of the Share Exchange Agreement.”

Reasons for the Share Exchange

The boards of directors of Toyota and Kanto have agreed to the share exchange in order to promote Kanto to a more active and substantial role within the Toyota group and to streamline certain decision-making within the Toyota group related to vehicle development and manufacturing. If the share exchange is approved by Kanto’s shareholders, Kanto would become a wholly owned subsidiary of Toyota.

Kanto has contributed to the domestic and global businesses of the Toyota group from the development to production stages of many Toyota vehicles, as well as in the support of overseas operations through the production and supply of parts and components. Following the share exchange, Kanto’s role within the Toyota group will change substantially from a supporting role in the development and manufacturing of Toyota vehicles, to a leading role in the planning, development and manufacturing of compact vehicles. Kanto aims to be more actively involved in a broad range of processes related to Toyota brand compact vehicles, beginning with the initial planning stage. Toyota and Kanto currently expect that Kanto will take on this more active role beginning shortly after the share exchange. In addition, building on its expertise in manufacturing compact vehicles in Japan, Kanto aims to expand its supporting role for overseas production going forward by, in addition to the supply of parts and components, planning and developing in Japan, as appropriate, vehicles featuring region-oriented specifications for overseas production and actively providing a variety of support functions for overseas production, such as preparation for production, including support in implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support related to the production of compact vehicles. Toyota and Kanto have been and intend to continue working closely to develop specific steps to implement these expanded supporting roles for overseas production and expect to determine target timelines after Kanto has taken on the more active role in processes related to Toyota compact vehicles as described above.

In order to realize Kanto’s expanded roles within the Toyota group, it became necessary for Kanto to become closely integrated with Toyota’s business strategies, including marketing, product planning, and overseas and supply strategies. Accordingly, Toyota and Kanto concluded that it was essential for Kanto to become a wholly owned subsidiary of Toyota to achieve this objective. The share exchange is expected to enable Kanto to serve an expanded role in the area of compact vehicles and become an important part of executing Toyota group’s management strategy for compact vehicles, and enable Toyota to better streamline its business structure and decision-making that would lead to a more optimal structure of Toyota’s overall supply and production systems. As a result, Kanto and Toyota’s alliance would be strengthened and the two companies would work closely together in an increasingly complex and highly competitive business environment, which Toyota and Kanto believe would increase the corporate value of both companies.

In addition, assuming the share exchange is completed, Kanto, which manufactures auto-bodies for compact vehicles in Iwate Prefecture in the Tohoku region, and two wholly owned subsidiaries of Toyota based in the Tohoku region, Central Motor and Toyota Motor Tohoku, have agreed to commence discussions to enter into the Subsidiary Integration. Central Motor is a manufacturer of compact vehicles and Toyota Motor Tohoku is a manufacturer of suspension parts and materials as well as electronic unit components, both located in Miyagi Prefecture in the Tohoku region. Toyota believes that the Subsidiary Integration is beneficial because the merger of the three subsidiaries that operate in the Tohoku area that focus on compact vehicles enables efficient use of existing production capabilities and allows for the formation of a vehicle manufacturing “hub” in the Tohoku area focused on compact vehicles, including the planning, development and manufacture of compact vehicles and the implementation and development of high-volume production methods. Toyota assigns certain subsidiaries to become “hubs” that specialize in aspects of vehicle planning, development and/or manufacturing. Toyota believes that its hubs allow the Toyota group to focus on and develop expertise in multiple areas simultaneously and to respond more quickly to consumer preferences and market conditions.

Kanto plans to consider entering into the Subsidiary Integration in order to achieve the objectives of the Vision and its own aim to become a comprehensive vehicle manufacturer. The boards of Kanto, Central Motor and Toyota Motor Tohoku agreed to consider the Subsidiary Integration out of a common belief that by working together to achieve efficient production in the Tohoku area supply chain as a whole, as well as efficient and prompt development of vehicle and unit parts such as gear and axle units, the three companies could become a comprehensive vehicle manufacturer capable of delivering competitive compact vehicles and unit parts globally. The Subsidiary Integration is currently targeted at or around July 2012, assuming the share exchange of Kanto is completed.

Toyota believes that Kanto becoming a wholly owned subsidiary through the share exchange and implementing the Subsidiary Integration would be an important step towards realizing some of its key medium-term initiatives related to product and supply under the Toyota Global Vision as more fully described below. In a highly competitive business environment, Toyota believes it is essential to build a business framework that would enable it to utilize its group resources to the fullest extent. Toyota believes that body manufacturers are to play a leading role in the planning, developing and manufacturing of vehicle models within their expertise, which would more clearly define their roles and responsibilities and lead to faster decision-making. Toyota has entrusted Kanto with this role with respect to Toyota’s compact vehicles. Toyota believes that this would enable Toyota to better streamline its business structure and decision-making, to respond to customer needs with increased speed and lead to a more optimal structure of Toyota’s overall supply and production systems. Toyota believes that the realization of these goals would maximize overall group performance and enhance the corporate value of the Toyota group, which benefits it believes may be offered to Kanto’s non-controlling shareholders as shareholders of Toyota going forward.

Kanto shares the ideals of the Toyota Global Vision. Kanto’s new corporate vision as more fully described below is to become a globally competitive, comprehensive vehicle manufacturer engaged in a broad range of processes related to compact vehicles, including the planning, development and manufacturing of vehicles and unit parts such as gear and axle units. Kanto believes that the realization of this vision will lead to enhanced corporate value. Through this vision, Kanto aims to contribute in the support of overseas production of compact vehicles and to become a manufacturing hub in the Tohoku area, together with Central Motor and Toyota Motor Tohoku.

Toyota Global Vision

The “Toyota Global Vision,” unveiled in March 2011, represents Toyota’s commitment to being a company that customers choose and that exceeds customer expectations. The Vision outlines Toyota’s corporate vision regarding the kind of organization Toyota should be and the values it should honor.

Toyota believes that it and its group companies operate under long standing shared values and ideals, including the monozukuri spirit, an all-encompassing approach aimed at manufacturing value-added products with dedicated craftsmanship, and the genchi genbutsu principle of placing emphasis on on-site operations with a go-and-see attitude for continued improvement and problem solving. These shared values and ideals are the guiding principles under which Toyota and its group companies conduct their operations with the aim of achieving the objectives of the Vision.

Toyota works closely with its group companies to achieve the four key medium-term initiatives of the Vision, which include the product strategy of the promotion of localized production of vehicles that meet the unique customer needs of each market; continued efforts to position Lexus as a global premium brand from Japan that is the vehicle of choice for discerning automobile customers; the supply strategy of the continued efficient utilization of existing production capabilities and the review of investments for expanded capacity in Japan, North America and other developed countries as well as emerging countries; and the promotion of technological development that will spawn next-generation mobility through the participation in the development of “smart community” projects and collaboration with industry-leading information technology companies to deploy the Toyota Smart Center, a smart-grid community energy management system announced in September 2010 that links vehicles, homes and information networks and enables integrated control of energy data and information. The Toyota Smart Center ties in the recharging of the batteries of Toyota’s next-generation environment-friendly vehicles with homes that are equipped with solar power generators and storage batteries as well as control functions for efficient electricity consumption.

The economic environment surrounding the Toyota group is changing rapidly and dramatically, with automotive markets expanding primarily in China, India and other emerging countries. The Toyota group’s business environment is expected to remain highly competitive mainly due to the rapid increase in vehicle unit sales by automotive manufacturers in South Korea, North America and Europe, as well as intense competition in the technical development of green vehicles such as hybrid vehicles and electric vehicles.

Given these highly competitive business conditions, Toyota believes it is essential to build a business framework that will enable it to utilize its group resources to the fullest extent in order to implement the key initiatives of the Vision.

Historically, Toyota group vehicle manufacturers have supported Toyota in the global marketing of Toyota and Lexus vehicles through the provision of resources, including manufacture of vehicles, parts and components and human resources. Toyota aims to respond with increased speed to the needs of customers around the world by defining the roles of its group vehicle manufacturers to enable Toyota to make the best use of the advantages and strengths of each manufacturer. Body manufacturers, brand manufacturers and Toyota itself will each strive to further strengthen their business in the following ways in order to collectively maximize the overall performance of the Toyota group:

•

Body Manufacturers. Toyota works closely with the following manufacturers for the development and manufacture of Toyota vehicle bodies: Kanto and Central Motor in respect of compact vehicles; Toyota Auto Body Co., Ltd. in respect of medium-size minivans, commercial vehicles and sport utility vehicles; and Toyota Motor Kyushu, Inc. in respect of Lexus and large-size Toyota vehicles. These manufacturers intend to continue to work closely with Toyota in the Toyota and Lexus businesses, with Toyota and each manufacturer performing more clearly defined roles in order to achieve the key initiatives of the Vision. The body manufacturers are to play a leading role in planning, developing and manufacturing of certain vehicle models within their expertise. Further, the body manufacturers intend to expand their role in support of overseas production and operations. One of the four key medium-term initiatives of the Toyota Global Vision is the product strategy of the promotion of localized production of vehicles that meet the unique customer needs of each market. Toyota aims to promote its overseas subsidiaries in various locales to play leading roles in the planning, development and production of vehicles featuring region-oriented specification, except in instances when overseas subsidiaries cannot plan, develop and produce vehicles with region-oriented specifications, or when it is more efficient to plan, develop and produce vehicles on a global basis centrally in Japan, in which case Toyota intends for it and/or its body manufacturers to plan, develop and produce those vehicles in Japan. Further, in support of overseas production, Toyota will continue to provide, and will expect body manufacturers to actively provide, a variety of support functions for overseas production such as preparation for production, including implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory roles. In addition, the body manufacturers intend to be actively involved in the overseas expansion of vehicle related operations such as manufacture of welfare vehicles equipped with special functions for the disabled and elderly and for nursing care providers, super-compact electric vehicles and their related parts and components. Toyota believes that the body manufacturers’, including Kanto’s, more active involvement in Toyota’s overseas operations by utilizing their expertise and skills would lead to efficient application of resources in the overseas operations of the Toyota group. Toyota hopes that this in turn would further the realization of one of Toyota’s goals of building a structure where vehicle planning, development and production decisions can be made regionally, in areas closest to its customers.

•

Brand Manufacturers. Daihatsu Motor Co., Ltd. and Hino Motors Ltd. have invested heavily in supporting Toyota’s business while developing their own brands. Daihatsu is a brand manufacturer of mini-vehicles and low-priced subcompact vehicles and Hino is a brand manufacturer of pick-up trucks and commercial vehicles. Going forward, these manufacturers intend to focus on enhancing and expanding their own brands globally, while also collaborating with Toyota on products and technology.

•

Toyota. Toyota will be responsible for Lexus and Toyota’s global brand vehicle models, Camry, Corolla, and Yaris. Toyota also aims to enhance efforts in next-generation areas and new fields such as the development of next-generation green vehicles, the development of gasoline engines with high fuel efficiency, and expanding lines of hybrid vehicle models. In addition, Toyota will play a role in developing and expanding new value-added products and services such as smart grids and “new mobility” vehicles.

Of the four key initiatives of the Vision, Toyota expects Kanto to play a more active and substantial role primarily in the product strategy and the supply strategy. In the product strategy, Kanto will aim to play a leading role in planning, developing and manufacturing of compact vehicles in order to offer, in a timely manner, good-quality, affordable vehicles that meet customers’ needs. In the supply strategy, Kanto, together with Central

Motor and Toyota Motor Tohoku, will strive to play a leading role in the supply of compact vehicles, as the third vehicle manufacturing hub based in the Tohoku area, following Chubu and Kyushu. Kanto aims to contribute to the support of overseas production in the Toyota global business by further developing its skills in the manufacturing of vehicles.

Toyota and the group companies aim to act as one, while each playing defined roles. Toyota believes that this approach would maximize overall group performance, which would lead to the achievement of the objectives of the Vision.

Strengthened Role of Kanto

Kanto shares the ideals of the Toyota Global Vision. As a body manufacturer, Kanto’s operations contribute to the domestic and global businesses in the Toyota group and Kanto is expected to serve a more active and substantial role within the Toyota group going forward. Kanto’s new corporate vision is to become a globally competitive comprehensive vehicle manufacturer engaged in a broad range of processes related to compact vehicles, including the planning, development and manufacturing of vehicles and unit parts such as gear and axle units. Through this vision, Kanto aims to contribute in the support of overseas production of compact vehicles and to become a manufacturing hub in the Tohoku area, together with Central Motor and Toyota Motor Tohoku. Towards those ends, Kanto aims to perform the following two strengthened roles within the Toyota group:

(1) Active role in the planning, developing and manufacturing of primarily compact vehicles. Historically, Toyota has entrusted the development and manufacture of certain vehicle models to Kanto. Following the share exchange, Kanto’s role within the Toyota group will change substantially from a supporting role in the development and manufacturing of Toyota vehicles, to a leading role in the planning, development and manufacturing of compact vehicles. Kanto aims to be actively involved in a broad range of processes related to Toyota brand compact vehicles, beginning with the initial planning stage and including implementation and development of high-volume production methods. In developing vehicles based on common platforms per model line, which is a classification of vehicles of the same model that may be marketed under different names in different regions, and variants, which are vehicles of the same model with added or different features, rather than developing by individual model, Kanto aims to plan and develop vehicles that match customers’ needs with increased efficiency. Kanto also aims to strengthen the procurement of local supplies and integrate the development-to-production and procurement processes in order to manufacture globally competitive compact vehicles. Kanto aims to work to promote measures integrated with Toyota’s global product strategy to make better vehicles through marketing efforts such as studies of customer needs and technological developments aimed at increasing product appeal.

(2) Expanded supporting role for the overseas production of compact vehicles. Building on its expertise in manufacturing compact vehicles in Japan, Kanto aims to expand its supporting role for overseas production going forward. Currently, Kanto manufactures certain parts and components overseas and supplies them to Toyota’s global operations. Going forward, as a wholly owned subsidiary of Toyota, in addition to the continued overseas production of parts and components, Kanto aims to contribute to Toyota’s global operations by supporting overseas production of compact vehicles, including the planning and development in Japan, as appropriate, of vehicles featuring region-oriented specifications for overseas production and actively providing a variety of support functions for overseas production, such as preparation for production, including support in implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support related to the production of compact vehicles. Kanto aims to apply its know-how and expertise in compact cars that it has or will develop in Japan in this expanded role, and contribute to the key medium-term initiative of the Toyota Global Vision to promote localized production of vehicles that meet the unique customer needs of each market. To this end, Kanto intends to continue to work closely with Toyota and its group companies overseas to develop specific steps to implement this expanded role.

In addition, in order to achieve the objectives of the Vision and Kanto’s own aim to become a comprehensive vehicle manufacturer, Kanto plans to consider merging its business with Central Motor and Toyota Motor Tohoku. The three companies agreed to consider a merger out of a common belief that by working together to achieve efficient production in the Tohoku area supply chain as a whole, as well as efficient and prompt development of vehicle and unit parts such as gear and axle units, the three companies could become a comprehensive vehicle manufacturer capable of delivering competitive compact vehicles and unit parts globally. Through the Subsidiary Integration, Kanto would form Toyota’s Tohoku area manufacturing “hub”, which would be Toyota’s third national hub. Toyota assigns certain subsidiaries to become “hubs” that specialize in aspects of vehicle planning, development and/or manufacturing. Toyota’s Chubu hub focuses on innovation and development of new technology and manufacturing methods and serves as the center of Toyota’s domestic vehicle manufacturing. Toyota’s Kyushu hub focuses on implementation and development of high-volume production methods with respect to mid-size and Lexis brand vehicles. As Toyota’s Tohoku hub, Kanto would focus on compact vehicles, including the planning, development and manufacture of compact vehicles and the implementation and development of high-volume production methods. Toyota believes that its hubs allow the Toyota group to focus on and develop expertise in multiple areas at once and to respond more quickly to consumer preferences and market conditions. Toyota and Kanto believe that the Subsidiary Integration would further enable Kanto to contribute to the domestic and global businesses of Toyota. The Subsidiary Integration is premised on Kanto becoming a wholly owned subsidiary of Toyota through the share exchange. The three companies are currently targeting July 2012 as a merger completion date, and have agreed to establish an integration committee and to consider the terms of the planned merger.

Determination of Kanto’s Board of Directors

On July 13, 2011, the meeting of the board of directors of Kanto was convened to resolve the share exchange agreement. Of the seven members of the board, six members were in attendance and unanimously resolved that the share exchange ratio was fair to the non-controlling shareholders of Kanto and approved the share exchange agreement. The remaining director, Mr. Yasuhiko Ichihashi, who serves as an advisor of Toyota, did not attend the board meeting nor did he participate in the discussions and negotiations with Toyota on behalf of Kanto in order to prevent possible conflicts of interest. In addition, of the four corporate auditors of Kanto, three corporate auditors (including two outside corporate auditors) also participated in the deliberation of the board meeting and opined that they had no objections to the execution of the share exchange agreement by Kanto. The remaining corporate auditor of Kanto, Mr. Wahei Hirai, who served as an advisor of Toyota until the end of June 2011, did not attend the board meeting in order to prevent possible conflicts of interest.

In making its determination to approve the share exchange agreement, with advice from Kanto’s financial and legal advisors, the board of directors of Kanto considered a number of factors, including the following:

•	the board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Kanto and Toyota;

•	the board’s knowledge of the current and prospective economic, market and industry environment in which Kanto and Toyota operate;

•	the results of the legal due diligence of Toyota’s operations conducted by Kanto and its legal advisor;

•

the results of analyses of the share exchange ratio, prepared by Mitsubishi UFJ Morgan Stanley Securities, which included historical share exchange ratio analysis, comparable companies analysis and discounted cash flow analysis;

•

the original signed version of the fairness opinion of Mitsubishi UFJ Morgan Stanley Securities, which was delivered to the board of directors of Kanto immediately prior to the approval of the share exchange agreement, to the effect that, as of the date of the opinion and subject to certain assumptions and reservations set forth therein, the proposed share exchange ratio was fair from a financial point of view to the holders of Kanto shares other than Kanto’s controlling shareholders as defined in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc. and Article 436-3 of the Enforcement Rules of the Tokyo Stock Exchange;

•	the fact that the outside auditors who did not have conflicts of interest expressed no objections to Kanto’s execution of the share exchange agreement; and

•	the terms of the share exchange agreement and its effects, including, without limitation, the fact that Toyota would become the sole shareholder of Kanto upon consummation of the share exchange.

The foregoing discussion of the information considered by the board of directors of Kanto is not exhaustive, but includes the material factors that the board of directors of Kanto considered in approving the share exchange. In view of the wide variety of factors considered in connection with its evaluation of the share exchange and the complexity of these matters, the board of directors of Kanto did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. The board of directors of Kanto conducted an overall analysis of the factors described above, including discussions with Kanto’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The above description contains forward-looking statements and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of Kanto’s Financial Advisor

Opinion of Mitsubishi UFJ Morgan Stanley Securities

Kanto retained Mitsubishi UFJ Morgan Stanley Securities to provide financial advisory services in connection with the share exchange and to render a financial opinion in connection with the share exchange between Toyota and Kanto under the Companies Act. At a meeting of the Kanto board of directors on July 13, 2011, Mitsubishi UFJ Morgan Stanley Securities delivered to Kanto’s board of directors Mitsubishi UFJ Morgan Stanley Securities’s written opinion dated July 12, 2011, that, as of such date, based on and subject to the various assumptions, limitations and qualifications set forth in its opinion, the share exchange ratio pursuant to the share exchange agreement was fair, from a financial point of view, to the holders of shares of common stock of Kanto other than Kanto’s controlling shareholders as defined in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) and Article 436-3 of the Enforcement Rules of the Tokyo Stock Exchange (the “Controlling Shareholders”).

The original written opinion of Mitsubishi UFJ Morgan Stanley Securities dated July 12, 2011 delivered to the board of directors of Kanto was prepared in Japanese. The full text of an English translation of Mitsubishi UFJ Morgan Stanley Securities’s opinion is attached to this document as Appendix B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Mitsubishi UFJ Morgan Stanley Securities in rendering its opinion. You are urged to read the entire opinion carefully. Mitsubishi UFJ Morgan Stanley Securities’s opinion is directed to Kanto’s board of directors and addresses only the fairness from a financial point of view of the share exchange ratio pursuant to the share exchange agreement to holders of shares of common stock of Kanto as of the date of the opinion. The opinion does not address any other aspects of the transaction and does not constitute a recommendation to any shareholders of Kanto or Toyota as to how such shareholder should vote or act on any matter at any special meeting with respect to the share exchange.

Mitsubishi UFJ Morgan Stanley Securities has consented to the inclusion of (i) its opinion letter, dated July 12, 2011, to the board of directors of Kanto as Appendix B to the registration statement on Form F-4 relating to the proposed share exchange involving Kanto and Toyota and (ii) references made to such opinion in the sections captioned “The Share Exchange—Reasons for the Share Exchange—Determination of Kanto’s Board of Directors” and “The Share Exchange—Reasons for the Share Exchange—Opinions of Kanto’s Financial Advisors” of the registration statement. In giving such consent, Mitsubishi UFJ Morgan Stanley Securities did not admit that Mitsubishi UFJ Morgan Stanley Securities comes within the category of persons whose consent is required under, nor did Mitsubishi UFJ Morgan Stanley Securities admit that Mitsubishi UFJ Morgan Stanley Securities is an “expert” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

In connection with rendering its opinion, Mitsubishi UFJ Morgan Stanley Securities, among other things;

(a)	reviewed certain publicly available financial statements and other business and financial information of Kanto and Toyota, respectively;

(b)	reviewed certain internal financial statements and other financial and operating data concerning Kanto;

(c)	reviewed certain financial projections prepared by the managements of Kanto and Toyota, respectively;

(d)	discussed the past and current operations and financial condition and the prospects of Kanto, including information relating to certain strategic, financial and operational benefits anticipated from the share exchange, with senior executives of Kanto;

(e)	discussed the past and current operations and financial condition and the prospects of Toyota, including information relating to certain strategic, financial and operational benefits anticipated from the share exchange, with senior executives of Toyota;

(f)	reviewed the reported prices and trading activity for common stock of Kanto and Toyota, respectively;

(g)	compared the financial performance of Kanto and Toyota and the prices and trading activity of the common stock of Kanto and Toyota with that of certain other publicly-traded companies comparable with Kanto and Toyota, respectively, and their securities;

(h)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(i)	participated in discussions and negotiations among representatives of Kanto and the representative of Toyota and Toyota’s financial advisor;

(j)	reviewed the share exchange agreement (draft dated as of July 11, 2011) and certain related documents; and

(k)	considered such other factors as Mitsubishi UFJ Morgan Stanley Securities deemed appropriate.

Mitsubishi UFJ Morgan Stanley Securities assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Kanto and Toyota, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the share exchange, Mitsubishi UFJ Morgan Stanley Securities assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Kanto and Toyota of the future financial performance of Kanto and Toyota. In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the share exchange would be consummated in accordance with the terms set forth in the share exchange agreement, without any waiver, amendment or delay of any terms or conditions. Mitsubishi UFJ Morgan Stanley Securities assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed share exchange, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed share exchange. Mitsubishi UFJ Morgan Stanley Securities is not a legal, accounting or tax advisor. Mitsubishi UFJ Morgan Stanley Securities is a financial advisor only and has relied upon, without independent verification, the assessment of Kanto and Toyota and their legal, accounting and tax advisors with respect to legal, accounting and tax matters. Mitsubishi UFJ Morgan Stanley Securities expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Kanto’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of common stock of Kanto in the share exchange. Mitsubishi UFJ Morgan Stanley Securities did not make any independent valuation or appraisal of the assets or liabilities of Kanto or Toyota, nor was Mitsubishi UFJ Morgan Stanley Securities furnished with any such appraisals. Further, Mitsubishi UFJ Morgan Stanley Securities’s opinion did not in any manner address the prices at which common stock of Kanto or Toyota would trade at any time, including following consummation of the share exchange and Mitsubishi UFJ Morgan Stanley Securities expressed no opinion or recommendation as to how the shareholders of Kanto should vote at the shareholders’ meetings to be held in connection with the share exchange. Mitsubishi UFJ Morgan Stanley Securities’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of the date of the opinion. Events occurring after the date of the opinion may affect Mitsubishi UFJ Morgan Stanley Securities’s opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities did not assume any obligation to update, revise or reaffirm its opinion. Mitsubishi UFJ Morgan Stanley Securities’s opinion was approved by a committee of Mitsubishi UFJ Morgan Stanley Securities’s investment banking and other professionals in accordance with its customary practice.

Financial Analyses of Mitsubishi UFJ Morgan Stanley Securities

The following is a brief summary of the material financial analyses performed by Mitsubishi UFJ Morgan Stanley Securities in connection with the preparation of its written opinion letter dated July 12, 2011. The following summary includes information presented in tabular format. In order to understand fully the financial analyses used by Mitsubishi UFJ Morgan Stanley Securities, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Mitsubishi UFJ Morgan Stanley Securities’s financial opinion.

Mitsubishi UFJ Morgan Stanley Securities’s financial analyses consisted of, with respect to Kanto, (i) a historical share exchange ratio analysis, (ii) a comparable companies analysis and (iii) a discounted cash flow analysis, and (iv) a precedent transactions analysis and, with respect to Toyota, a historical share exchange ratio analysis. Detailed descriptions for each analysis are as follows.

Historical Share Exchange Ratio Analysis. Mitsubishi UFJ Morgan Stanley Securities reviewed the share exchange ratios of the recent trading performance of Kanto common shares and Toyota common shares using July 11, 2011 as a record date (“Record Date”). In order to calculate the market prices, Mitsubishi UFJ Morgan Stanley Securities referred to the Record Date and the periods of one (1) week, one (1) month and three (3) months prior to the Record Date to calculate the share exchange ratio based on Kanto’s and Toyota’s closing stock prices on each of the trading dates during those periods. The share exchange ratios are summarized in the table below.

Historical Share Exchange Ratio
Record Date	0.231
1 week prior to Record Date	0.216~0.231
1 month prior to Record Date	0.194~0.231
3 months prior to Record Date	0.155~0.231

Comparable Companies Analysis. Mitsubishi UFJ Morgan Stanley Securities reviewed and compared the financial information for Kanto against the corresponding financial information, ratios and public market multiples for the following publicly traded companies that share similar business characteristics with the entire business of Kanto.

Comparable Companies of Kanto

•	Toyota Auto Body Co., Ltd.

•	Nissan Shatai Co., Ltd.

Mitsubishi UFJ Morgan Stanley Securities selected the comparable companies above from among the three major listed auto-body makers in Japan which have businesses similar to Kanto. From these major listed auto-body makers, Mitsubishi UFJ Morgan Stanley Securities excluded Yachiyo Industry Co., Ltd. as Yachiyo Industry Co., Ltd.’s primary business is auto parts, while Toyota Auto Body Co., Ltd. and Nissan Shatai Co., Ltd. both focus mainly on auto body.

For each of these comparable companies, Mitsubishi UFJ Morgan Stanley Securities calculated the ratio of aggregate value, defined as the sum of market capitalization, minority interests and the total debt less cash and cash equivalents including marketable securities, to estimated earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA”, for the fiscal years ending March 31, 2012 and March 31, 2013, based on the most recent publicly available information and closing prices as of July 11, 2011. Mitsubishi UFJ Morgan Stanley Securities selected representative ranges of financial multiples of the comparable companies as follows.

	FY11E	FY12E
Aggregate Value to EBITDA multiples	1.2x~2.2x	0.9x~1.9x

Based on this analysis, Mitsubishi UFJ Morgan Stanley Securities used the 1 week average price for Toyota common stock ending on July 11, 2011, in order to derive a range of share exchange ratios of 0.131 to 0.233.

No company analyzed in the comparable companies analysis is identical to Kanto. In evaluating the comparable companies, Mitsubishi UFJ Morgan Stanley Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Kanto, such as the impact of competition on the business of Kanto or the industry generally, industry growth and the absence of any material adverse change in the financial condition of Kanto or the industry or in the financial markets in general, which could affect the public trading value of the companies.

Discounted Cash Flow Analysis. Mitsubishi UFJ Morgan Stanley Securities performed a discounted cash flow analysis to estimate a range of present values per share of common stock of Kanto assuming Kanto continues to operate as a stand-alone entity. This range was determined by adding (i) the sum of the discounted net present value of the stream of the unlevered free cash flows of Kanto expected to be generated over the next five years ending March 31, 2016 and (ii) the discounted net present value of the terminal value, calculated by applying a range of aggregate value to EBITDA multiples to the normalized EBITDA of Kanto for the fiscal year ending March 31, 2016. The financial projections used in the discounted cash flow analysis are based on Kanto’s projections provided by the management of Kanto and these financial projections include Kanto’s expected efforts in product development, cost reduction and value improvement of products, but do not contain the synergy from the share exchange. The cash flow stream and terminal value were discounted to present value using a range of discount rates for Kanto, which was chosen by Mitsubishi UFJ Morgan Stanley Securities based upon Kanto’s risk characteristics and an analysis of weighted average costs of capital, or WACC.

Since Kanto’s business is highly reliant on its parent company, Toyota, due to the capital relationship between Toyota and Kanto and Kanto’s majority sales to Toyota, Mitsubishi UFJ Morgan Stanley Securities reviewed the historical data to analyze Kanto’s beta and capital structure, in order to calculate the WACC. Mitsubishi UFJ Morgan Stanley Securities adopted Barra Beta as the Market Risk Premium, and adopted the yield of the current 10 year Japanese government bond as the Risk Free Rate under the WACC calculation.

The range of aggregate value to EBITDA multiples for calculation of the terminal values and discount rates applied to Kanto are as follows.

	Aggregate Value to EBITDA multiples	Discount Rates
Kanto	1.75x~2.25x	7% ~ 9%

The respective aggregate values were then adjusted for indebtedness, net of cash and cash equivalents including marketable securities, and minority interests based on the estimated balance sheets as of January 1, 2012.

Based on this analysis, Mitsubishi UFJ Morgan Stanley Securities used the 1 week average price for Toyota common stock ending on July 11, 2011, in order to derive a range of the share exchange ratios of 0.168 to 0.269.

Precedent Transactions Analysis. Mitsubishi UFJ Morgan Stanley Securities performed an analysis of precedent “Share Exchange Only” transactions in Japan announced since January 2010 where the target company (i) had already been consolidated by the acquiring company and (ii) was turned into a wholly owned subsidiary by the acquiring company. Mitsubishi UFJ Morgan Stanley Securities excluded precedent transactions in which a tender offer was followed by a subsequent share exchange. Mitsubishi UFJ Morgan Stanley Securities also excluded from the precedent transactions any transactions that were carried out at a discount against the stock price of the target company on the day before the announcement. The precedent transactions analyzed were as follows:

Announcement Date	Acquirer Company	Target Company
01/25/2010	Transcosmos Inc.	DoubleClick Japan Inc.
01/26/2010	Canon Marketing Japan Inc.	Canon Software Inc.
02/03/2010	Oki Electric Industry Co., Ltd.	Oki Wintech Co., Ltd.
02/08/2010	CANON INC.	CANON FINETECH INC.
02/12/2010	Index Corporation.	ATLUS Co., Ltd.
02/24/2010	CANON ELECTRONICS INC.	E-SYSTEM CORPORATION
03/31/2010	Fuji Heavy Industries Ltd.	Ichitan Co., Ltd.
04/14/2010	LAWSON, INC.	Ninety-nine Plus Inc.
LAWSON ENTERMEDIA, Inc.
05/10/2010	SHIBUYA KOGYO CO., LTD.	Fabrica Toyama Corporation
05/10/2010	SUMITOMO HEAVY INDUSTRIES, LTD.	Nihon Spindle Manufacturing Co., Ltd.
05/18/2010	Citizen Holdings Co., Ltd.	MIYANO MACHINERY INC.
05/21/2010	Nihon Unisys, Ltd.	NETMARKS INC.
05/25/2010	NOF CORPORATION	NICHIYU GIKEN KOGYO CO.,LTD.
06/28/2010	Canon Inc.	TOKKI CORPORATION
Canon Machinery Inc.
08/27/2010	Kirin Holdings Company, Limited	Mercian Corporation
08/27/2010	SEGA SAMMY HOLDINGS INC.	Sammy NetWorks Co., Ltd.
SEGA TOYS CO., LTD.
TMS Entertainment, Ltd.
11/09/2010	CMIC Co., Ltd.	Institute of Applied Medicine, Inc.
01/26/2011	Morningstar Japan K.K.	Gomez Consulting CO., Ltd.
01/28/2011	Sumitomo Mitsui Financial Group, Inc.	Cedyna Financial Corporation
02/10/2011	TOAGOSEI CO., LTD.	ARONKASEI CO., LTD.
02/24/2011	SBI Holdings, Inc.	SBI VeriTrans Co., Ltd.
02/25/2011	YOSHINOYA HOLDINGS CO., LTD.	Kyotaru Co., Ltd.
03/15/2011	Mizuho Financial Group, Inc.	Mizuho Securities Co., Ltd.
Mizuho Trust & Banking co., Ltd.
Mizuho Investors Securities Co., Ltd.
03/25/2011	TAMURA CORPORATION	KOHA Co.,Ltd.

In connection with this analysis, Mitsubishi UFJ Morgan Stanley Securities calculated the premium and discount by comparing the target companies’ predicted stock prices based on the announced share exchange ratio with the stock price of the target company on the day before the announcement, 1 month prior to and 3 months prior to the announcement date, respectively. Mitsubishi UFJ Morgan Stanley Securities then calculated the average of premiums from each period for the 30 transactions after January, 2010, and the 9 transactions after January, 2011 listed above respectively. The results of the average are as follows:

	Implied premiums

	1 day before	1 month average	3 month average
Average after January, 2011	12.6%	11.4%	12.9%
Average after January, 2010	18.3%	15.6%	17.1%

General

In connection with the review of the share exchange by Kanto’s board of directors, Mitsubishi UFJ Morgan Stanley Securities performed a variety of financial and comparative analyses for purposes of rendering its opinion.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley Securities believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Mitsubishi UFJ Morgan Stanley Securities may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described above should not be taken to be Mitsubishi UFJ Morgan Stanley Securities’s view of the actual value of Kanto or Toyota. In performing its analysis, Mitsubishi UFJ Morgan Stanley Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kanto or Toyota. Any estimates contained in Mitsubishi UFJ Morgan Stanley Securities’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates.

Mitsubishi UFJ Morgan Stanley Securities conducted the analyses described above solely as part of its analysis of the fairness of the share exchange ratio pursuant to the share exchange agreement from a financial point of view to the holders of shares of common stock of Kanto other than the Controlling Shareholders, and in connection with the delivery by Mitsubishi UFJ Morgan Stanley Securities of its opinion, dated July 12, 2011, to the Kanto board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Kanto or Toyota might actually trade.

The share exchange ratio was determined through arm’s length negotiations between Kanto and Toyota and was approved by Kanto’s board of directors. Mitsubishi UFJ Morgan Stanley Securities did not recommend any specific share exchange ratio to Kanto or its board of directors or that any specific share exchange ratio constituted the only appropriate share exchange ratio for the share exchange.

Mitsubishi UFJ Morgan Stanley Securities’s opinion and its presentation to Kanto’s representatives was only one of many factors taken into consideration by Kanto’s board of directors in deciding to approve the share exchange. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Kanto’s board of directors with respect to the share exchange ratio or of whether Kanto’s board of directors would have been willing to agree to a different share exchange ratio. The foregoing summary describes the material analyses performed by Mitsubishi UFJ Morgan Stanley Securities but does not purport to be a complete description of the analyses performed by Mitsubishi UFJ Morgan Stanley Securities.

Mitsubishi UFJ Morgan Stanley Securities and its affiliates (the “Group”) are a global financial services firm engaged in the banking, securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, the Group may at any time hold long or short positions, may provide Financial Services to Kanto, Toyota or companies that may be involved in the share exchange and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Kanto, Toyota or any company that may be involved in the share exchange, or in any currency or commodity that may be involved in the share exchange, or in any related derivative instrument. The Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of Kanto, Toyota, or any company that may be involved in the share exchange, or in any currency or commodity that may be involved in the share exchange, or in any related derivative instrument. Further, the Group may at any time carry out ordinary course broking activities for Kanto, Toyota, or any company that may be involved in the share exchange.

In the past, Mitsubishi UFJ Morgan Stanley Securities or its affiliates have provided financial advisory and financing services for Toyota and its affiliates and have received fees for the rendering of these services. Mitsubishi UFJ Morgan Stanley Securities and its affiliates may also seek to provide such services to Kanto, Toyota and their respective affiliates in the future and expect to receive fees for the rendering of these services.

Under the terms of its engagement letter, Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to the board of directors of Kanto in connection with this transaction and will receive a total fee of 160 million Japanese yen for its services, 30 million Japanese yen of which is contingent upon the consummation of the share exchange. Kanto has also agreed to reimburse Mitsubishi UFJ Morgan Stanley Securities for its expenses incurred in performing its services. In addition, Kanto agreed to indemnify Mitsubishi UFJ Morgan Stanley Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, related to or arising out of Mitsubishi UFJ Morgan Stanley Securities’s engagement.

Material Terms of the Share Exchange Agreement

On July 13, 2011, Toyota and Kanto entered into a share exchange agreement setting forth the terms of the share exchange. The following is a summary of material provisions of the share exchange agreement. This summary is qualified in its entirety by reference to the share exchange agreement, an English translation of which is incorporated by reference in its entirety and attached to this prospectus as Appendix A.

Structure of the Share Exchange

Upon the effectiveness of the share exchange, the following events will occur:

•

Toyota will deliver to shareholders of Kanto common stock, excluding Toyota and Kanto, in exchange for Kanto common stock, the number of shares of Toyota common stock calculated by multiplying the total number of shares of Kanto common stock held by shareholders of Kanto common stock as of the time immediately preceding the share exchange by 0.25.

•

shareholders of Kanto common stock (other than Kanto, with respect to its treasury shares, which will be cancelled, and Toyota, with respect to shares of Kanto owned by it) as of the time immediately preceding the share exchange will be allotted a number of shares of Toyota common stock based on the ratio of 0.25 Toyota shares for one Kanto share, such amount (excluding any fractional shares) to be reflected in Toyota’s register of shareholders; and

•

in lieu of any fractional shares of Toyota common stock that would otherwise be allotted to former shareholders of Kanto, the former shareholders of Kanto will receive cash as described in more detail in “—Holders of Fractional Shares.”

Effect of the Share Exchange

As a result of the share exchange, Toyota will acquire all outstanding shares of Kanto common stock (excluding shares of Kanto common stock already owned by Toyota). Toyota will become the sole shareholder of Kanto, and Kanto will become a wholly owned subsidiary of Toyota.

Toyota’s Stated Capital and Reserves

The stated capital and retained earnings reserves of Toyota will not increase as a result of the share exchange. The amount of Toyota’s capital reserves will be the minimum amount required to be increased pursuant to applicable laws and regulations.

Effective Date of the Share Exchange

The share exchange will become effective on January 1, 2012, subject to changes in certain circumstances.

Extraordinary Meeting of Shareholders of Kanto

Kanto will seek the approval of its shareholders for the terms of the share exchange agreement at the extraordinary meeting of shareholders of Kanto scheduled to be held on November 24, 2011.

Modification, Termination and Effectiveness of the Share Exchange Agreement

Toyota and Kanto may, upon mutual consultation, modify or terminate the share exchange agreement, if, during the period commencing from the execution date of the share exchange agreement until the effective date of the share exchange, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Toyota or Kanto, (ii) a material impediment arises in the implementation of the share exchange or (iii) it otherwise becomes difficult to achieve the purpose of the share exchange agreement.

The share exchange agreement shall cease to have effect if (i) shareholders of Toyota holding more than one-ninth of shares with votes entitled to be exercised at the shareholders’ meeting submit a notification to Toyota to the effect that such shareholders dissent to the share exchange and the share exchange agreement is not approved at a shareholders’ meeting of Toyota, (ii) the share exchange agreement is not approved at a shareholders’ meeting of Kanto, (iii) any of the approvals from the relevant regulatory authorities are not obtained or (iv) the share exchange agreement has been terminated pursuant to the preceding paragraph.

Holders of Fractional Shares

In accordance with the Companies Act, Kanto shareholders will not receive any fractional shares of Toyota common stock in the share exchange. Instead, the shares representing the aggregate of all such fractions (in case where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold to Toyota at the market price and the net cash proceeds from the sale will be distributed to the former holders of Kanto shares on a proportionate basis in accordance with their respective fractions.

Kanto Voting Matters

The close of business on September 30, 2011 has been fixed by the resolution of Kanto’s board of directors as the record date for determination of the holders of Kanto common stock entitled to exercise shareholders’ rights at Kanto’s extraordinary meeting. As of September 30, 2011, there were 69,361,419 shares of Kanto common stock issued and outstanding. See “Extraordinary Meeting of Kanto Shareholders” for a more detailed description of the vote required, and the use and revocation of mail-in voting cards, at the extraordinary meeting of shareholders.

Dissenters’ Appraisal Rights

Any Kanto shareholder (i) who notifies Kanto in any form prior to the extraordinary meeting of shareholders of his or her intention to oppose the share exchange, and who votes against approval of the share exchange at the extraordinary meeting, or (ii) who is not entitled to vote at such extraordinary meeting of shareholders, and complies with the other procedures set forth in the Companies Act and share handling regulations of Kanto (a “dissenting shareholder”) may demand that Kanto purchase his or her shares of Kanto common stock at the fair value. If a shareholder votes against the share exchange by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such extraordinary meeting of shareholders to provide such notice prior to the extraordinary meeting or to vote against approval of the share exchange agreement at the extraordinary meeting will in effect constitute a waiver of the shareholder’s right to demand that Kanto purchase his or her shares of common stock at the fair value. The dissenting shareholder who has made such demand may withdraw such demand only if Kanto approves such withdrawal.

Kanto will give individual or public notice to its shareholders announcing that Kanto intends to execute the share exchange and provide the name and address of Toyota, no later than 20 days prior to the effective date of the share exchange (such public notice may be made prior to the date of the extraordinary meeting of shareholders). The demand referred to in the preceding paragraph must be made within the period from the day 20 days prior to the effective date of the share exchange to the date immediately preceding the effective date of the share exchange.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification (kobetsu kabunushi tsuchi) through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to Kanto upon the request from Kanto.

If the value of such shares is agreed upon between the dissenting shareholder and Kanto, then Kanto is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the share exchange. If the dissenting shareholder and Kanto do not agree on the value of such shares within 30 days from the effective date of the share exchange, the shareholder or Kanto may, within 30 days after the expiration of such period, file a petition with the Yokosuka Branch of Yokohama District Court for a determination of the value of his or her shares. Kanto is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence. The transfer of shares from dissenters to Kanto becomes effective on the effective date of the share exchange.

Dissenter’s appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix C.

Status of Toyota Common Stock under the Federal Securities Laws

The exchange of shares of Kanto common stock held by U.S. shareholders for shares of Toyota common stock pursuant to the share exchange has been registered under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of Kanto except for those shareholders, if any, who become “affiliates” of Toyota as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Toyota generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with Toyota. With respect to those shareholders who may be deemed to be affiliates of Toyota after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of Toyota common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of Toyota common stock received by any person who may be deemed to be an affiliate of Toyota after the share exchange.

Accounting Treatment

Kanto was a consolidated subsidiary of Toyota prior to the share exchange as Toyota had a controlling financial interest. As the share exchange does not result in a change of control of Kanto, the share exchange will be accounted for by Toyota in accordance with ASC 810 “Consolidation.” Increases or decreases in Toyota’s ownership interest in Kanto, while Toyota retains its controlling financial interest, will be accounted for as equity transactions. No gain or loss will be recognized in the consolidated statements of income of Toyota and the carrying amount of the noncontrolling interest will be adjusted to reflect the change in Toyota’s ownership interest in Kanto. Any difference between the fair value of the consideration paid by Toyota and the amount by which the noncontrolling interest is adjusted will be recognized within Toyota’s shareholders’ equity in Toyota’s consolidated balance sheet.

Differences in Shareholders’ Rights

There are no material differences between the rights of shareholders of Toyota common stock and Kanto common stock from a legal perspective.

Tax Consequences of the Share Exchange

Non-resident holders of shares of Kanto common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Kanto as a result of their exercise of dissenters’ appraisal rights.

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Toyota and Kanto have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. As structured, however, the share exchange is expected to qualify as a tax-deferred reorganization under the provisions of the Code, but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange. Neither Toyota nor Kanto has obtained or will obtain a ruling from the IRS or an opinion of U.S. counsel that the share exchange will qualify as a reorganization. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of Kanto common stock for shares of Toyota common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Toyota common stock and unless Kanto has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of Kanto common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged. See “Taxation” for further discussion regarding the tax consequences of the share exchange.

REGULATION

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), govern the acquisition and holding of shares of capital stock of Toyota by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•

corporations (1) of which 50% or more of their voting rights are held directly or indirectly by individuals who are exchange non-residents and/or corporations or other organizations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

Acquisition of Equity Securities

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor, with certain exceptions, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month following the month in which the date of the acquisition falls. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Distributions and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which Toyota’s ADSs are issued, the Depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

MAJOR SHAREHOLDERS

Toyota

As of March 31, 2011, 3,447,997,492 shares of Toyota common stock were issued, out of which, 312,298,805 shares were treasury stock and 3,135,698,687 shares were outstanding.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to Toyota or that can be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of Toyota common stock as of March 31, 2011.

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued
Toyota Industries Corporation	215,640	6.25

On December 1, 2010, Toyota Industries Corporation filed a report with the Tokai Local Finance Bureau indicating that it increased its ownership in Toyota from 5.00% to 6.02%.

According to The Bank of New York Mellon, depositary for Toyota’s ADSs, as of March 31, 2011, 85,866,758 shares of Toyota common stock were held in the form of ADRs and there were 2,302 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2011, there were 652,568 holders of common stock of record worldwide. As of March 31, 2011, there were 233 record holders of Toyota common stock with addresses in the United States, whose shareholdings represented approximately 12.6% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

Kanto

As of September 30, 2011, 69,843,137 shares of Kanto common stock were issued, out of which, 481,718 shares were treasury stock and 69,361,419 shares were outstanding.

Based on information known to Kanto or that can be ascertained from public filings, including filings made by Kanto’s shareholders regarding their ownership of Kanto common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of Kanto common stock as of September 30, 2011.

Name of Beneficial Owner	Number of Shares (in thousands)	Percentage of Shares Issued*
Toyota Motor Corporation	35,247	50.47

*	Including 0.39% owned through subsidiaries of Toyota

On February 15, 2008, Barclays Global Investors Japan Limited and two shareholders jointly filed a report with the Kanto Local Finance Bureau indicating that their aggregate ownership in Kanto became 5.01%. Subsequently, on February 17, 2009, Barclays Global Investors Japan Limited and three shareholders jointly filed a report with the Kanto Local Finance Bureau indicating that their aggregate ownership in Kanto decreased from 5.30% to 4.21%.

As of September 30, 2011, 2,447,740 shares, representing 3.53% of Kanto’s outstanding common stock, were owned by 42 holders of record with addresses in the United States.

TAXATION

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of Toyota’s shares or ADSs in your particular circumstances.

For the purposes of discussion of Japanese and U.S. tax consequences of the share exchange below, the term “Treaty” shall refer to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” shall refer to any beneficial owner of shares of Kanto common stock that either receives shares of Toyota common stock pursuant to the share exchange or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” shall refer to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of Toyota common stock or ADSs are effectively connected or (b) of which shares of Toyota common stock or ADSs form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of Toyota common stock or ADSs.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of Toyota common stock and ADSs to non-resident holders who hold shares of Kanto common stock and ultimately of Toyota common stock or ADSs. The discussion is the opinion of TMI Associates, Japanese counsel to Toyota. A “non-resident holder” means a holder of shares of Kanto or Toyota common stock or ADSs, as the case may be, who holds such shares or ADSs as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares or ADSs is considered to own such shares or ADSs, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis, including changes due to the forthcoming 2012 Annual Tax Reform. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of Toyota’s shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of Kanto common stock will be exchanged solely for shares of Toyota common stock, and no cash or other property other than shares of Toyota common stock will be distributed to holders of shares of Kanto common stock, except that some holders of shares of Kanto common stock may receive cash (i) in lieu of fractional shares of Toyota common stock where such fractional shares arise due to the exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

Except as described in the following paragraph, non-resident holders holding Kanto shares as a portfolio investor will not be subject to Japanese taxation with respect to the share exchange.

If holders of shares of Kanto common stock receive cash payments of the sale price from Kanto as a result of their exercise of dissenters’ appraisal rights under the Companies Act, the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, will generally be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a further discussion of dissenters’ appraisal rights of shareholders of Kanto common stock.

Ownership and Disposition of Toyota Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by Toyota. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

For the purpose of Japanese taxation, a non-resident holder of ADSs of Toyota is generally treated as a beneficial owner of the shares of Toyota common stock underlying the ADSs evidenced by the ADRs. Deposits or withdrawals of shares of Toyota common stock by a non-resident holder in exchange for ADSs are generally not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Toyota common stock or ADSs) to non-resident holders, except for any individual shareholder who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid on or before December 31, 2011, and (ii) 15% for dividends to be paid on or after January 1, 2012.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of Toyota common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for non-resident holders may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the record date concerning such payment of dividends) together with certain other documents to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of Toyota common stock or ADSs outside Japan by a non-resident holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of Toyota common stock or ADSs as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of Toyota’s shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and of owning Toyota common stock following the share exchange. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Toyota. The discussion is applicable to a U.S. Holder that has held shares of Kanto common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of Toyota common stock as capital assets following the share exchange.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for the alternative minimum tax;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of Kanto common stock or Toyota common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the voting shares of Kanto;

•	holders of Kanto stock acquisition rights;

•	persons who received their shares of Kanto common stock upon the exercise of stock acquisition rights or otherwise as compensation for services;

•

except as specifically described below, U.S. Holders of shares of Kanto common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of Toyota immediately after the share exchange (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code at the date of this registration statement. These authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Neither Toyota nor Kanto has requested a ruling from the IRS with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of Toyota Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the share exchange and the ownership or disposition of shares of Toyota common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Kanto common stock and will hold shares of Toyota common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal tax treatment of the share exchange and of holding shares of Toyota common stock.

For U.S. federal income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of Toyota common stock represented by those ADSs, and exchanges of shares of Toyota common stock for ADSs, and exchanges of ADSs for shares of Toyota common stock, will not be subject to U.S. federal income tax. Unless otherwise noted, references in this section to shares of Toyota common stock include shares represented by ADSs.

The Share Exchange

Treatment of the Share Exchange

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and Toyota and Kanto have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. As structured, however, the share exchange is expected to qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code, but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange. Neither Toyota nor Kanto has obtained or will obtain a ruling from the IRS or an opinion of U.S. counsel that the share exchange will qualify as a reorganization. The following sections describe the tax consequences that will be applicable to a U.S. Holder (i) if the share exchange qualifies as a reorganization and (ii) if the share exchange does not qualify as a reorganization.

Share Exchange Qualifies as a Reorganization

Assuming that the share exchange qualifies as a reorganization, and subject to the discussion under “Ownership and Disposition of Shares of Toyota Common Stock—Passive Foreign Investment Company Considerations” below, no gain or loss will be recognized by a U.S. Holder on the exchange of shares of Kanto common stock for shares of Toyota common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of Toyota common stock. Cash received in lieu of a fractional share of Toyota common stock will be treated as a payment in exchange for the fractional share of Toyota common stock, resulting in gain or loss equal to the difference between the amount of cash received for the fractional share of Toyota common stock and the U.S. Holder’s adjusted tax basis attributable to the fractional share of Toyota common stock.

The aggregate tax basis of the shares of Toyota common stock received by the U.S. Holder in exchange for shares of Kanto common stock will equal the aggregate tax basis of the U.S. Holder’s shares of Kanto common stock exchanged in the share exchange, reduced by any tax basis attributable to fractional shares of Toyota common stock treated as exchanged for cash. The holding period of the shares of Toyota common stock received in the share exchange will include the holding period of the shares of Kanto common stock exchanged for the shares of Toyota common stock. If the U.S. Holder acquired different blocks of shares of Kanto common stock at different times and at different prices, the tax basis and holding period of the shares of Toyota common stock the U.S. Holder received in the share exchange will be determined separately with respect to each block of the shares of Kanto common stock exchanged for shares of Toyota common stock and the shares of Toyota common stock received by the U.S. Holder will be allocated pro rata to each such block of shares.

Any gain or loss recognized by a U.S. Holder upon the share exchange will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Kanto common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

5% Transferee Shareholders

Additional, special rules will apply to a U.S. Holder that is a 5% Transferee Shareholder following the share exchange if the share exchange qualifies as a reorganization. A 5% Transferee Shareholder will need to enter into a gain recognition agreement in accordance with applicable U.S. Treasury regulations. In addition, the 5% Transferee Shareholder will be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the joint share transfer. U.S. Holders that may be 5% Transferee Shareholders following the joint share transfer should consult their own tax advisors regarding the requirements that may apply to them.

Share Exchange Does Not Qualify as a Reorganization

If the share exchange does not qualify as a reorganization, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder that exchanges its shares of Kanto common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Kanto common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of Toyota common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of Toyota common stock received in the share exchange will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

Regardless of whether the share exchange qualifies as a reorganization, a U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of Kanto common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “Japanese Tax Consequences—Consequences of the Share Exchange”) and the U.S. Holder’s tax basis in the shares of Kanto common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Kanto common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Records and Reporting Requirements

If the share exchange qualifies as a reorganization, a U.S. Holder that is a “significant holder” within the meaning of U.S. Treasury regulations Section 1.368-3(c)(1) will be required to attach a statement to its U.S. federal income tax return for the year in which the share exchange occurs that contains the information listed in U.S. Treasury regulations Section 1.368-3(b), including the U.S. Holder’s tax basis in its shares of Kanto common stock and the fair market value of the U.S. Holder’s shares of Kanto common stock immediately before they were exchanged for shares of Toyota common stock. A “significant holder” includes a holder of at least 1% (by vote or value) of the stock of a corporation if the stock is not publicly traded on a U.S. securities exchange or a holder of securities of a corporation with a basis of $1 million or more.

All U.S. Holders should keep records regarding the number, basis and fair market value of their shares of Kanto common stock exchanged for shares of Toyota common stock. All U.S. Holders, including any potential 5% Transferee Shareholders, should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the share exchange.

Ownership and Disposition of Shares of Toyota Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of Toyota common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Toyota’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder, in the case of shares of Toyota common stock, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of Toyota common stock exceed Toyota’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s basis in the shares of Toyota common stock, and thereafter as capital gain.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, for taxable years beginning before January 1, 2013, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that Toyota will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax. See “Japanese Tax Consequences—Ownership and Disposition of Toyota Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of Toyota common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of Toyota Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of Toyota common stock in an amount equal to the difference between the amount realized for the shares of Toyota common stock and such U.S. Holder’s tax basis in the shares of Toyota common stock. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Toyota common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of Toyota common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that have held shares of Kanto common stock or will hold shares of Toyota common stock if Kanto or Toyota has been or is a PFIC at any time during which the U.S. Holder has held or holds shares of Kanto common stock or Toyota common stock, and may change the treatment of distributions on and dispositions of shares of Toyota common stock described above and the treatment of the exchange of shares of Kanto common stock pursuant to the share exchange. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

Toyota does not believe that Kanto was a PFIC for the fiscal year ended March 31, 2011, and does not expect Kanto to be a PFIC for Kanto’s current fiscal year, based on the expected composition of its income and assets. Neither Toyota nor Kanto has made a determination whether Kanto was a PFIC for any taxable year ending prior to March 31, 2011. Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2011, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the taxable year and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of the PFIC status of either Kanto or Toyota in the current or any future taxable year. U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

If the share exchange qualifies as a reorganization and Kanto has been a PFIC at any time during the holding period of a U.S. Holder, assuming that Toyota is not a PFIC in the taxable year of the share exchange, as expected, such a U.S. Holder would, under proposed regulations which are proposed to be effective from April 11, 1992, recognize gain (but not loss) upon the exchange of its shares of Kanto common stock for shares of Toyota common stock pursuant to the share exchange. The gain will be equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged. If the share exchange does not qualify as a reorganization and Kanto has been a PFIC at any time during the holding period of a U.S. Holder, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Kanto common stock exchanged. Further, if Toyota were a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of Toyota common stock and any distribution in excess of 125% of the average of the annual distributions on shares of Toyota common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) would be subject to the PFIC rules.

In each case described in the preceding paragraph, in the absence of certain elections, the gain and any excess distributions will be allocated ratably to each day that the U.S. Holder held the shares of Kanto common stock or Toyota common stock (as applicable). Amounts allocated to the current taxable year and to any taxable years before Kanto or Toyota (as applicable) became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that Kanto or Toyota (as applicable) became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. If a U.S. Holder owns shares of Kanto common stock or Toyota common stock in any year in which Kanto or Toyota is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the joint share transfer, (ii) dividends in respect of shares of Toyota common stock, and (iii) the proceeds received on the sale or other disposition of shares of Toyota common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Toyota common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock or ADSs.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the share exchange, the shareholders of Kanto will become shareholders of Toyota. Both Toyota and Kanto are joint stock corporations organized under the laws of Japan. Toyota shares are traded on the Tokyo Stock Exchange, the Nagoya Stock Exchange and three other regional stock exchanges in Japan and on the London Stock Exchange. Toyota’s ADSs, each representing two Toyota shares, are listed on the NYSE under the ticker symbol “TM.” Kanto common stock is listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange. In addition, the description of the attributes of shares of common stock in the share capital provisions of the articles of incorporation of Toyota and Kanto are substantially similar. As a result, there are no material differences between the rights of holders of Toyota common stock and of Kanto common stock from a legal perspective.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers Aarata, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF TOYOTA SHARES

TMI Associates, Japanese counsel for Toyota, will render an opinion with respect to the validity of the shares of its common stock to be transferred in the share exchange.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form F-4 that Toyota filed with the Securities and Exchange Commission (the “SEC”). The registration statement, including the attached exhibits, contains additional relevant information about Toyota. The rules and regulations of the SEC allow Toyota to omit from this prospectus some of the information included in the registration statement.

In addition, as required by the U.S. securities laws, Toyota files annual reports, current reports and other information with the SEC. You may read and copy any document filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect the information Toyota files with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also access the SEC filings and obtain other information about Toyota through the website it maintains, which is www.toyota-global.com. The information contained in that website is not incorporated by reference into this prospectus.

Toyota is currently exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that prescribe the furnishing and content of proxy statements, and Toyota’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Toyota is not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. Toyota will, however, continue to furnish its shareholders with annual reports containing audited financial statements and will publish unaudited interim results of operations as well as such other reports as may from time to time be authorized by Toyota’s board of directors or as may be otherwise required.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows Toyota to “incorporate by reference” in this prospectus some or all of the documents Toyota files with the SEC. This means that Toyota can disclose important information to you by referring you to those documents. The information in a document that is incorporated by reference is considered to be a part of this prospectus. Toyota incorporates by reference the following documents or information it has filed with the SEC:

•	the annual report on Form 20-F for the fiscal year ended March 31, 2011, filed with the SEC on June 24, 2011;

•	current reports on Form 6-K relating to the financial review and results for the interim financial periods ended June 30, 2011 and 2010, filed on August 2, 2011 and August 31, 2011.

In addition, all documents that Toyota files with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and any future reports on Form 6-K that indicate they are incorporated into this prospectus shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Toyota will provide you without charge upon written or oral request a copy of any of the documents that are incorporated by reference in this prospectus. If you would like Toyota to provide you with any of these documents, please contact Toyota at the following address or telephone number: 1 Toyota-cho, Toyota City, Aichi, 471-8571, Japan, Attention: Financial Reporting Department, Accounting Division, telephone: +81-565-28-2121.

Except as described above, no other information is incorporated by reference in this prospectus (including, without limitation, information on Toyota’s website).

ENFORCEABILITY OF CIVIL LIABILITIES

Toyota is a joint-stock corporation with limited liability incorporated under the laws of Japan. Almost all of Toyota’s directors and corporate auditors reside in Japan. Many of Toyota’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon Toyota or these persons or to enforce against it or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Toyota’s Japanese counsel, TMI Associates, has advised it that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

APPENDIX A

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.]

SHARE EXCHANGE AGREEMENT (ENGLISH TRANSLATION)

Share Exchange Agreement

Toyota Motor Corporation (“Toyota”) and Kanto Auto Works, Ltd. (“Kanto”) have entered into this Share Exchange Agreement (this “Agreement”) on July 13, 2011 (the “Execution Date”) as follows in order to implement Toyota’s global vision promptly and with certainty, and for the purpose of maximizing the Toyota group’s overall strength by promoting Kanto to an active role handling planning and development through to the production of vehicle types in which Kanto specializes.

Article 1.    Share Exchange

Toyota and Kanto shall conduct a share exchange through which Toyota will become the wholly owning parent company of Kanto and Kanto will become a wholly owned subsidiary of Toyota (the “Share Exchange”), and through which Toyota shall acquire all of the issued shares of Kanto (except for the shares of Kanto already held by Toyota; this same exception shall apply hereinafter).

Article 2.    Trade Names and Addresses of the Parties

The trade names and addresses of Toyota and Kanto are as follows:

Toyota:	Trade Name:	Toyota Motor Corporation

	Address:	1 Toyota-cho, Toyota City, Aichi Prefecture

Kanto:	Trade Name:	Kanto Auto Works, Ltd.

	Address:	Tauraminato-cho, Yokosuka City, Kanagawa Prefecture

Article 3.    Shares to be Delivered Upon the Share Exchange and Allotment Thereof

1	Upon effectiveness of the Share Exchange, Toyota shall deliver to shareholders of Kanto common stock (excluding Toyota; this same exclusion shall apply hereinafter), in exchange for Kanto common stock, the number of Toyota common stock calculated by multiplying the total number of Kanto common stock held by the holders of Kanto common stock as of the time immediately preceding the Share Exchange (the “Reference Time”) by 0.25.

2	Upon effectiveness of the Share Exchange, Toyota shall allot to shareholders of Kanto common stock as of the Reference Time, 0.25 Toyota common stock for each of Kanto’s common stock held by such shareholders.

3	With respect to any fractional shares comprising less than one share of Toyota common stock that are required to be allotted and delivered under the preceding two Paragraphs, Toyota shall handle them in accordance with Article 234 of the Companies Act.

Article 4.    Amounts of Stated Capital and Reserves of Toyota

The increases in the amounts of the stated capital, capital reserves and retained earnings reserves of Toyota due to the Share Exchange are as follows:

(1)	Stated Capital:	JPY 0
(2)	Capital Reserves:	Minimum amount required to be increased pursuant to applicable laws and regulations.
(3)	Retained Earnings Reserves:	JPY 0

Article 5.    Effective Date

The date on which the Share Exchange takes effect (the “Effective Date”) shall be January 1, 2012, provided, however, that Toyota and Kanto may change such date as necessary in accordance with the progress of the Share Exchange, upon mutual consultation.

Article 6.    Shareholders Meeting to Approve the Share Exchange Agreement

1	Pursuant to the provisions of Article 796, main clause of Paragraph 3 of the Companies Act, Toyota shall conduct the Share Exchange without obtaining the approval at a shareholders meeting stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement at a shareholders meeting of Toyota becomes necessary, Toyota shall obtain the approval of this Agreement at a shareholders meeting no later than the day immediately preceding the Effective Date.

2	Kanto shall obtain shareholders’ approval of this Agreement pursuant to Article 783, Paragraph 1 of the Companies Act at the extraordinary meeting of shareholders scheduled to be convened in late November 2011.

Article 7.    Duty of Care, Other

1	During the period commencing from the Execution Date until the Effective Date, each of Toyota and Kanto shall conduct its business and manage its assets with the due care of a prudent manager, and Toyota and Kanto shall consult with each other before either party takes any action that would materially affect such assets, rights or obligations.

2	By resolution of the Board of Directors of Kanto at a meeting of the Board of Directors to be held no later than the day immediately preceding the Effective Date, Kanto shall cancel, by the Reference Time, all of its treasury shares held by Kanto and those that will be held by Kanto by the Reference Time (including the treasury shares to be acquired through the purchases related to any dissenting shareholders’ exercise of their appraisal rights pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

3	Kanto shall cancel all of its issued share acquisition rights no later than the Reference Time.

Article 8.    Modification and Termination of this Agreement

Toyota and Kanto may, upon mutual consultation, modify or terminate this Agreement, if, during the period commencing from the Execution Date until the Effective Date, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Toyota or Kanto, (ii) a material impediment arises in the implementation of the Share Exchange or (iii) it otherwise becomes difficult to achieve the purpose of this Agreement.

Article 9.    Force and Effect of this Agreement

This Agreement shall cease to have any effect if (i) this Agreement is not approved at a shareholders meeting of Toyota no later than the day immediately preceding the Effective Date, if a shareholder holding the number of shares stipulated under Article 197 of the Ordinance of Enforcement of the Companies Act has submitted the notification pursuant to Article 796, Paragraph 4 of the Companies Act, (ii) this Agreement is not approved at a shareholders meeting of Kanto no later than the day immediately preceding the Effective Date, (iii) any of the approvals from the relevant regulatory authorities that are required by the laws and regulations of Japan or any other jurisdiction are not obtained, including, but not limited to, failure of any filings submitted to the relevant regulatory authorities to take effect or (iv) this Agreement has been terminated pursuant to the preceding Article 8.

Article 10.    Matters for Consultation

In addition to the matters set forth in this Agreement, matters necessary with respect to the Share Exchange shall be determined by consultation between Toyota and Kanto in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon signing hereof, each of Toyota and Kanto retains one (1) original hereof.

July 13, 2011

Toyota:

1 Toyota-cho, Toyota City, Aichi Prefecture

Toyota Motor Corporation

Director and President

/s/ AKIO TOYODA

Kanto:

Tauraminato-cho, Yokosuka City, Kanagawa Prefecture

Kanto Auto Works, Ltd.

Director and President

/s/ TETSUO HATTORI

APPENDIX B

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.]

FAIRNESS OPINION DELIVERED BY MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD. (ENGLISH TRANSLATION)

July 12, 2011

Board of Directors

Kanto Auto Works, Ltd.

Tauraminato-cho,

Yokosuka City,

Kanagawa Prefecture

Members of the Board:

We understand that Kanto Auto Works, Ltd. (the “Company”) and Toyota Motor Corporation (“Toyota”), propose to enter into a Share Exchange Agreement, dated as of July 13, 2011 (the “Share Exchange Agreement”), which provides, among other things, for a share exchange between the Company and Toyota under the Companies Act of Japan (the “Share Exchange”). Pursuant to the Share Exchange which is subject to approval by the extraordinary shareholders’ meeting of the Company, the Company will become a wholly owned subsidiary of Toyota, and each outstanding share of common stock of the Company (the “Company Common Stock”), other than shares held by Toyota, will be converted into the right to receive 0.25 shares of common stock of Toyota (the “Toyota Common Stock”) (the “Exchange Ratio”).

Holders of shares of Company Common Stock (other than Toyota) as of the time immediately preceding the share exchange will be allotted shares of Toyota Common Stock in amounts based on the Exchange Ratio, and any fractional shares of Toyota Common Stock that would otherwise be allotted to holders of shares of Company Common Stock will be treated in accordance with Article 234 of the Companies Act.

The terms and conditions of the Share Exchange are more fully set forth in the Share Exchange Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Share Exchange Agreement is fair from a financial point of view to the holders of shares of Company Common Stock (other than controlling shareholders of the Company as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) and Article 436-3 of the Enforcement Rules of the Tokyo Stock Exchange (the “Controlling Shareholders”)).

For purposes of the opinion set forth herein, we have:

(a)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Toyota, respectively;

(b)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	Reviewed certain financial projections prepared by the managements of the Company and Toyota, respectively;

(d)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, with senior executives of the Company;

(e)	Discussed the past and current operations and financial condition and the prospects of Toyota, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, with senior executives of Toyota;

(f)	Reviewed the reported prices and trading activity for the Company Common Stock and Toyota Common Stock;

(g)	Compared the financial performance of the Company and Toyota and the prices and trading activity of the Company Common Stock and Toyota Common Stock with that of certain other publicly-traded companies comparable with the Company and Toyota, respectively, and their securities;

(h)	Reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(i)	Participated in discussions and negotiations among representatives of the Company and Toyota and Toyota’s financial advisor;

(j)	Reviewed the Share Exchange Agreement (draft dated as of July 11, 2011) and certain related documents; and

(k)	Considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Toyota, and formed a substantial basis for this opinion.

With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Toyota of the future financial performance of the Company and Toyota.

In addition, we have assumed that the Share Exchange will be consummated in accordance with the terms set forth in the Share Exchange Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Share Exchange, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Share Exchange.

We are not legal, accounting, or tax advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and Toyota and their legal, accounting and tax advisors with respect to legal, accounting and tax matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction.

We have not made any independent valuation or appraisal of the assets or liabilities of either the Company or Toyota, nor have we been furnished with any such appraisals.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than Toyota, which expressed interest to us in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Share Exchange.

In the two years prior to the date hereof, we or our affiliates have provided financial advisory and financing services for Toyota and its affiliates and have received fees in connection with such services. We and our affiliates may also seek to provide such services to the Company, Toyota, and their respective affiliates in the future and expect to receive fees for the rendering of these services.

Please note that we, together with our affiliates (the “Group”), are a global financial services firm engaged in the banking (including financing for the Company and Toyota), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Our securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, the Group may at any time hold long or short positions, may provide Financial Services to Toyota, the Company, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Toyota, the Company, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. The Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of Toyota, the Company, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, we may at any time carry out ordinary course broking activities for Toyota, the Company, or any company that may be involved in this transaction.

This opinion has been approved by a committee of our investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing required to make with the United States Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law.

In addition, this opinion does not in any manner address the prices at which Toyota Common Stock or Company Common Stock will trade at any time, including following consummation of the Share Exchange and we express no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meetings to be held in connection with the Share Exchange.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Share Exchange Agreement is fair from a financial point of view to holders of shares of the Company Common Stock, other than the Controlling Shareholders.

Very truly yours,

MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD.
INVESTMENT BANKING BUSINESS UNIT

By:	/s/ KENJI FUJITA
Kenji Fujita
Managing Director

APPENDIX C

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.]

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN (ENGLISH TRANSLATION)

Companies Act

Act No. 86 of July 26, 2005

Part V    Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV    Share Exchange and Share Transfer

SECTION 1    Share Exchange

Subsection 1    Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767    A Stock Company may effect Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company in Share Exchange” in this Part).

Subsection 2    Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768    In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company in Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade names and domiciles of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company in Share Exchange” in this Part) and the Wholly Owning Parent Company in Share Exchange which is a Stock Company (hereinafter referred to as the “Wholly Owning Parent Stock Company in Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company in Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company in Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares of the Wholly Owning Parent Stock Company in Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company in Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company in Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company in Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company in Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

(e) if such Monies, etc. are property other than shares, etc. of the Wholly Owning Parent Stock Company in Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company in Share Exchange (excluding the Wholly Owning Parent Stock Company in Share Exchange);

(iv) if the Wholly Owning Parent Stock Company in Share Exchange is to deliver to holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange Share Options of the Wholly Owning Parent Stock Company in Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange who will receive delivery of Share Options of the Wholly Owning Parent Stock Company in Share Exchange;

(b) the description of the features and number of Share Options of the Wholly Owning Parent Stock Company in Share Exchange to be delivered to holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company in Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company in Share Exchange set forth in that item to holders of Share Options under Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company in Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company in Share Exchange and the Wholly Owning Parent Stock Company in Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company in Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company in Share Exchange (excluding the Wholly Owning Parent Stock Company in Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769    The Wholly Owning Parent Stock Company in Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company in Share Exchange (excluding shares of the Wholly Owned Subsidiary Company in Share Exchange already held by the Wholly Owning Parent Stock Company in Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company in Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company in Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company in Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company in Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company in Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and holders of the Share Options under Share Exchange Agreement shall become holders of the Share Options of the Wholly Owning Parent Stock Company in Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company in Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

Chapter V    Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

SECTION 2    Procedures of an Absorption-type Merger, etc.

Subsection 1    Procedures for a Company Absorbed in Absorption-type Merger, a Splitting Company in Absorption-type Company Split, and a Wholly Owned Subsidiary Company in Share Exchange

Division 1    Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782    Each of the Stock Companies listed in the following items (hereinafter referred to as an “Absorbed Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger

Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Absorbed in Absorption-type Merger, until the Effective Day), keep documents or Electromagnetic Records that state or record the contents of the matters specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other matters prescribed by the applicable Ordinance of the Ministry of Justice at its head office:

(i) Stock Company Absorbed in Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Splitting Stock Company in Absorption-type Company Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company in Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a Class Meeting), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are holders of Share Options who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3) Shareholders and creditors of an Absorbed Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company in Share Exchange, shareholders and holders of Share Options) may make the following requests to said Absorbed Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Absorbed Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in paragraph (1) in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in paragraph (1) be provided by the Electromagnetic Method designated by the Absorbed Stock Company, etc., or requests for the delivery of any document that states such matters.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783    An Absorbed Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a Class Meeting constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective Class Meetings constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such Class Meeting.

(4) In the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

(5) An Absorbed Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (3) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by 20 days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784    The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving Absorption-type Merger, the Succeeding Company in Absorption-type Company Split or the Wholly Owning Parent Company in Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Absorbed Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Absorbed Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2) In the cases prescribed in the main clause of the preceding paragraph, in any one of the following cases where shareholders of the Absorbed Stock Company, etc. are likely to suffer disadvantage, shareholders of the Absorbed Stock Company, etc. may demand that the Absorbed Stock Company, etc. refrain from effecting the Absorption-type Merger, etc.:

(i) in cases where the Absorption-type Merger, etc. violates the applicable laws and regulations or articles of incorporation; or

(ii) in cases where the matters set forth in Article 749(1)(ii) or (iii), Article 751(1)(iii) or (iv), Article 758(iv), Article 760(iv) or (v), Article 768(1)(ii) or (iii), or Article 770(1)(iii) or (iv) are grossly improper in light of the financial status of the Absorbed Stock Company, etc. or the Surviving Company, etc.

(3) The provisions of the preceding Article and the preceding paragraph shall not apply in cases where the sum of the book value of the assets that the Succeeding Company in Absorption-type Company Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Splitting Stock Company in Absorption-type Company Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Splitting Stock Company in Absorption-type Company Split.

(Dissenting Shareholders’ Share Purchase Demand)

Article 785    In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Absorbed Stock Company, etc. purchase, at a fair price, the shares held by such shareholders:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in paragraph (3) of the preceding Article.

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

(i) in cases where a resolution of a shareholders meeting (including a Class Meeting) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Absorbed Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders.

(3) An Absorbed Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph) that it will effect an Absorption-type Merger, etc. and the trade name and domicile of the Surviving Company, etc., by 20 days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Absorbed Stock Company, etc. is a Public Company; or

(ii) in cases where the Absorbed Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5) Demands under the provisions of paragraph (1) (hereinafter referred to as a “Share Purchase Demand” in this Division) shall be made, within the period from the day twenty days prior to the Effective Day to the day immediately preceding the Effective Day, by disclosing the number of shares relating to such Share Purchase Demand (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class).

(6) Shareholders who made Share Purchase Demands may withdraw their Share Purchase Demands only in cases where such shareholders obtain the approval of the Absorbed Stock Company, etc.

(7) If the Absorption-type Merger, etc. is cancelled, the Share Purchase Demands shall become ineffective.

(Determination, etc. of Price of Shares)

Article 786    In cases where a Share Purchase Demand is made, if an agreement on the determination of the price of the shares is reached between the shareholder and the Absorbed Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving Absorption-type Merger; hereinafter the same shall apply in this Article), the Absorbed Stock Company, etc. shall make payment within 60 days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Absorbed Stock Company, etc. may file a petition to the court for a determination of the price within 30 days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders may withdraw their Share Purchase Demands at any time after the expiration of such period.

(4) The Absorbed Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The purchase of shares relating to a Share Purchase Demand shall become effective on the Effective Day (or, in the case of effecting an Absorption-type Company Split, at the time of payment of the price of such shares).

(6) If a Company Issuing Share Certificates receives a Share Purchase Demand with respect to shares for which share certificates are issued, the Company must pay the price of the shares relating to such Share Purchase Demand in exchange for the share certificates.

(Demand for Purchase of Share Options)

Article 787    In cases of carrying out any one of the acts listed in the following items, holders of Share Options of the Absorbed Stock Company, etc. provided for in those items may demand that the Absorbed Stock Company, etc. purchase, at a fair price, the Share Options held by the same:

(i) Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749(1)(iv) or (v) meet the conditions set forth in item (iii) of Article 236(1) (limited to those related to (a) of that item);

(ii) Absorption-type Company Split (limited to cases where the Succeeding Company in Absorption-type Company Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758(v) or (vi) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (b) of that item):

(a) Share Options under Absorption-type Company Split Agreement; and

(b) Share Options other than Share Options under Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Succeeding Stock Company in Absorption-type Company Split shall be delivered to holders of such Share Options; or

(iii) Share Exchange (limited to cases where the Wholly Owning Parent Company in Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which provisions on the matters set forth in item (iv) or item (v) of Article 768(1) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (d) of that item):

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company in Share Exchange shall be delivered to holders of such Share Options.

(2) If holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as a “Share Option Purchase Demand” in this Division), they shall also make a demand for the purchase of the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Absorbed Stock Companies, etc. listed in the following items shall notify holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and domicile of the Surviving Company, etc., by 20 days prior to the Effective Day:

(i) Stock Company Absorbed in Absorption-type Merger: all Share Options;

(ii) Splitting Stock Company in Absorption-type Company Split in cases where the Succeeding Company in Absorption-type Company Split is a Stock Company: the following Share Options:

(a) Share Options under Absorption-type Company Split Agreement; and

(b) Share Options other than Share Options under Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Succeeding Stock Company in Absorption-type Company Split shall be delivered to holders of such Share Options;

(iii) Wholly Owned Subsidiary Company in Share Exchange in cases where the Wholly Owning Parent Company in Share Exchange is a Stock Company: the following Share Options:

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company in Share Exchange shall be delivered to holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) A Share Option Purchase Demand shall be made, within the period from the day twenty days prior to the Effective Day to the day immediately preceding the Effective Day, by disclosing the features and number of Share Options relating to such Share Option Purchase Demand.

(6) Holders of Share Options who have made Share Option Purchase Demands may withdraw their Share Option Purchase Demands only in cases where they obtain the approval of the Absorbed Stock Company, etc.

(7) If the Absorption-type Merger, etc. is cancelled, the Share Option Purchase Demands shall become ineffective.

(Determination, etc. of Price of Share Options)

Article 788    In cases where a Share Option Purchase Demand is made, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are those attached to Bonds with Share Options, if there is a demand for the purchase of Bonds pertaining to such Bonds with Share Options, they shall include such Bonds; hereinafter the same shall apply in this Article) is reached between the holder of Share Options and the Absorbed Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving Absorption-type Merger; hereinafter the same shall apply in this Article), the Absorbed Stock Company, etc. shall make payment within 60 days from the Effective Day.

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, holders of Share Options or the Absorbed Stock Company, etc. may file a petition to the court for a determination of the price within 30 days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within 60 days from the Effective Day, holders of Share Options may withdraw their Share Option Purchase Demands at any time after the expiration of such period.

(4) The Absorbed Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The purchase of Share Options relating to a Share Option Purchase Demand shall become effective at the times provided for in the following items for the categories of Share Options set forth respectively in those items:

(i) Share Options provided for in paragraph (1)(i) of the preceding Article: the Effective Day;

(ii) Share Options set forth in paragraph (1)(ii)(a) of the preceding Article: the Effective Day.

(iii) Share Options set forth in paragraph (1)(ii)(b) of the preceding Article: the time of payment of the price of such Share Options;

(iv) Share Options set forth in paragraph (1)(iii)(a) of the preceding Article: the Effective Day.

(v) Share Options set forth in paragraph (1)(iii)(b) of the preceding Article: the time of payment of the price of such Share Options.

(6) If an Absorbed Stock Company, etc. receives a Share Option Purchase Demand with respect to a Share Option for which a Share Option certificate is issued, it shall pay the price of the Share Option relating to such Share Option Purchase Demand in exchange for the Share Option certificate.

(7) If an Absorbed Stock Company, etc. receives a Share Option Purchase Demand with respect to a Share Option attached to a Bond with a Share Option for which a certificate for a Bond with a Share Option is issued, it shall pay the price of the Share Option relating to such Share Option Purchase Demand in exchange for such certificate for a Bond with a Share Option.

(Objections of Creditors)

Article 789    In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Absorbed Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Absorbed in Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Splitting Stock Company in Absorption-type Company Split who are unable to request the Splitting Stock Company in Absorption-type Company Split to perform the obligations (including performance of the guarantee obligations that the Splitting Stock Company in Absorption-type Company Split jointly and severally assumes with the Succeeding Company in Absorption-type Company Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Splitting Stock Company in Absorption-type Company Split); and

(iii) in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Absorbed Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Absorbed Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and domicile of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Absorbed Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Absorbed Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Absorbed Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Splitting Stock Company in Absorption-type Company Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Absorbed Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790    An Absorbed Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2) In the cases prescribed in the preceding paragraph, the Absorbed Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791    The Splitting Stock Company in Absorption-type Company Split or the Wholly Owned Subsidiary Company in Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Succeeding Company in Absorption-type Company Split or the Wholly Owning Parent Company in Share Exchange:

(i) Splitting Stock Company in Absorption-type Company Split: documents or Electromagnetic Records that state or record the rights and obligations that the Succeeding Company in Absorption-type Company Split succeeded to by transfer from the Splitting Stock Company in Absorption-type Company Split through the Absorption-type Company Split and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Company Split; and

(ii) Wholly Owned Subsidiary Company in Share Exchange: documents or Electromagnetic Records that state or record the number of shares of the Wholly Owned Subsidiary Company in Share Exchange acquired by the Wholly Owning Parent Company through the Share Exchange and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning a Share Exchange.

(2) A Splitting Stock Company in Absorption-type Company Split or a Wholly Owned Subsidiary Company in Share Exchange shall, for a period of six months from the Effective Day, keep the documents or Electromagnetic Records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Splitting Stock Company in Absorption-type Company Split may make the following requests to the Splitting Stock Company in Absorption-type Company Split at any time during its business hours; provided, however, that the fees designated by said Splitting Stock Company in Absorption-type Company Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in the preceding paragraph in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in the preceding paragraph be provided by the Electromagnetic Method designated by the Splitting Stock Company in Absorption-type Company Split, or requests for the delivery of any document that states such matters.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company in Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Splitting Stock Company in Absorption-type Company Split” shall be deemed to be replaced with “persons who were shareholders or holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange as of the Effective Day.”

(Special Provisions on Dividends of Surplus, etc.)

Article 792    The provisions of Article 458 and Part II, Chapter V, Section 6 shall not apply to the acts listed below:

(i) acquisition of shares set forth in Article 758(viii)(a) or Article 760(vii)(a); and

(ii) distribution of dividends of surplus set forth in Article 758(viii)(b) or Article 760(vii)(b).

Subsection 2    Procedures for the Company Surviving Absorption-type Merger, the Succeeding Company in Absorption-type Company Split and the Wholly Owning Parent Company in Share Exchange

Division 1    Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794    The Stock Company Surviving Absorption-type Merger, the Succeeding Stock Company in Absorption-type Company Split or the Wholly Owning Parent Stock Company in Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents or Electromagnetic Records that state or record the contents of the Absorption-type Merger Agreement, etc. and other matters prescribed by the applicable Ordinance of the Ministry of Justice at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a Class Meeting), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are limited to shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in paragraph (1) in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in paragraph (1) be provided by the Electromagnetic Method designated by the Surviving Stock Company, etc., or requests for the delivery of any document that states such matters.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795    A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split succeeds to by transfer from the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split succeeds to by transfer from the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split) delivered by the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split to shareholders of the Stock Company Absorbed in Absorption-type Merger, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company in Share Exchange) delivered by the Wholly Owning Parent Stock Company in Share Exchange to shareholders of the Wholly Owned Subsidiary Company in Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares of the Wholly Owned Subsidiary Company in Share Exchange to be acquired by the Wholly Owning Parent Stock Company in Share Exchange.

(3) In cases where the assets of the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split include shares of the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a Class Meeting constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective Class Meetings constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such Class Meeting:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or to partners of the Membership Company Absorbed in Absorption-type Merger are shares of the Stock Company Surviving Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Splitting Company in Absorption-type Company Split are shares of the Succeeding Stock Company in Absorption-type Company Split: the class of shares set forth in Article 758(iv)(a); or

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are shares of the Wholly Owning Parent Stock Company in Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796    The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where the Company Absorbed in Absorption-type Merger, the Splitting Company in Absorption-type Company Split or the Wholly Owned Subsidiary Company in Share Exchange (hereinafter referred to as the “Absorbed Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) In the cases prescribed in the main clause of the preceding paragraph, in any one of the following cases where shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantage, shareholders of the Surviving Stock Company, etc. may demand that the Surviving Stock Company, etc. refrain from effecting the Absorption-type Merger, etc.:

(i) in cases where the Absorption-type Merger, etc. violates the applicable laws and regulations or articles of incorporation; or

(ii) in cases where the matters set forth in Article 749(1)(ii) or (iii), Article 758(iv) or Article 768(1)(ii) or (iii) are grossly improper in light of the financial status of the Surviving Stock Company, etc. or the Absorbed Company, etc.

(3) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of the preceding Article or the cases prescribed in the proviso to paragraph (1):

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split (hereinafter referred to as “Shareholders, etc. of the Absorbed Company, etc.” in this item) by the amount of net assets per share;

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Absorbed Company, etc.;

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Absorbed Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(4) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of paragraph (3) of the following Article or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Dissenting Shareholders’ Share Purchase Demand)

Article 797    In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares held by such shareholders.

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders meeting (including a Class Meeting) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders;

(3) A Surviving Stock Company, etc. shall notify its shareholders that it will effect an Absorption-type Merger, etc. and the trade name and domicile of the Absorbed Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and domicile of the Absorbed Company, etc. and the matters concerning shares set forth in that paragraph), by 20 days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795(1).

(5) Demands under the provisions of paragraph (1) (hereinafter referred to as the “Share Purchase Demand” in this Division) shall be made, within the period from the day twenty days prior to the Effective Day to the day immediately preceding the Effective Day, by disclosing the number of shares relating to such Share Purchase Demand (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class).

(6) Shareholders who made Share Purchase Demands may withdraw their Share Purchase Demands only in cases where such shareholders obtain the approval of the Surviving Stock Company, etc.

(7) If the Absorption-type Merger, etc. is cancelled, the Share Purchase Demands shall become ineffective.

(Determination, etc. of Price of Shares)

Article 798    In cases where a Share Purchase Demand is made, if an agreement on the determination of the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. shall make payment within 60 days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within 30 days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition to the court for a determination of the price within 30 days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within 60 days from the Effective Day, shareholders may withdraw their Share Purchase Demands at any time after the expiration of such period.

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The purchase of shares relating to a Share Purchase Demand shall become effective at the time of payment of the price of such shares.

(6) If a Company Issuing Share Certificates receives a Share Purchase Demand with respect to shares for which share certificates are issued, the Company must pay the price of the shares relating to such Share Purchase Demand in exchange for the share certificates.

(Objections of Creditors)

Article 799    In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Succeeding Stock Company in Absorption-type Company Split; or

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are only shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company in Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and domicile of the Absorbed Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Absorbed Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Special Provisions on Cases Where the Monies, etc. to Be Delivered to Shareholders, etc. of the Absorbed Company, etc. Are the Parent Company’s Shares of the Surviving Stock Company, etc.)

Article 800    Notwithstanding the provisions of Article 135(1), in cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split (hereinafter referred to as “Shareholders, etc. of the Absorbed Company, etc.” in this paragraph) are the Parent Company’s Shares (meaning the Parent Company’s Shares prescribed in paragraph (1) of that Article; hereinafter the same shall apply in this Article) of the Surviving Stock Company, etc., the Surviving Stock Company, etc. may acquire such Parent Company’s Shares in a number not exceeding the total number of such Parent Company’s Shares to be delivered to the Shareholders, etc. of the Absorbed Company, etc. at the time of the Absorption-type Merger, etc.

(2) Notwithstanding the provisions of Article 135(3), the Surviving Stock Company, etc. set forth in the preceding paragraph may hold the Parent Company’s Shares of the Surviving Stock Company, etc. until the Effective Day; provided, however, that this shall not apply when the Absorption-type Merger, etc. is cancelled.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801    The Stock Company Surviving Absorption-type Merger shall, without delay after the Effective Day, prepare documents or Electromagnetic Records that state or record the rights and obligations that the Stock Company Surviving Absorption-type Merger succeeded to by transfer from the Company Absorbed in Absorption-type Merger through the Absorption-type Merger and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Merger.

(2) The Succeeding Stock Company in Absorption-type Company Split (limited to the Succeeding Stock Company in Absorption-type Company Split where the Limited Liability Company effects the Absorption-type

Company Split) shall, without delay after the Effective Day, prepare, jointly with the Splitting Limited Liability Company in Absorption-type Company Split, documents or Electromagnetic Records that state or record the rights and obligations that the Succeeding Stock Company in Absorption-type Company Split succeeded to by transfer from the Splitting Limited Liability Company in Absorption-type Company Split through the Absorption-type Company Split and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Company Split.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving Absorption-type Merger: documents or Electromagnetic Records set forth in paragraph (1);

(ii) Succeeding Stock Company in Absorption-type Company Split: documents or Electromagnetic Records set forth in the preceding paragraph or Article 791(1)(i); and

(iii) Wholly Owning Parent Stock Company in Share Exchange: documents or Electromagnetic Records set forth in Article 791(1)(ii).

(4) Shareholders and creditors of the Stock Company Surviving Absorption-type Merger may make the following requests to said Stock Company Surviving Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in item (i) of the preceding paragraph in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in item (i) of the preceding paragraph be provided by the Electromagnetic Method designated by the Stock Company Surviving Absorption-type Merger, or requests for the delivery of any document that states such matters.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Succeeding Stock Company in Absorption-type Company Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company in Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are limited to shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company in Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan